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07027458

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antisoma

*CURRENT ADDRESS

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34926 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dev

DAT: 10/22/07

ANTISOMA

6-30-07
AR/S



Targeting cancer

Annual Report and Accounts 2007

ANTISOMA IS A BIOPHARMACEUTICAL COMPANY SPECIALISING IN THE DEVELOPMENT AND COMMERCIALISATION OF NOVEL PRODUCTS FOR THE TREATMENT OF CANCER

HIGHLIGHTS OF 2006/2007

ASA404 (formerly AS1404)

Major licensing deal with Novartis

Total potential milestones of USD $890 million

Near-term payments of USD $100 million ($75 million received to date)

Option to co-commercialise product in US

Phase III lung cancer trial expected to begin enrolment in early 2008

ASA404

Positive clinical trial data

Five-month survival gain in randomised lung cancer trial

Supportive data from second lung cancer trial

Positive PSA response findings in prostate cancer

AS1411

Positive data and progress

Cases of tumour shrinkage in renal cancer patients

Lack of serious side-effects in phase I trial

Randomised phase II trial started in acute myeloid leukaemia (August 2007)

Antisoma's cancer drug pipeline

DRUG	CANCERS	STAGE OF DEVELOPMENT	
ASA404	Lung, prostate, other solid tumours	Lung cancer phase III clinical trial expected to start early 2008	○○○○○○○○○○○○○
AS1411	Renal, AML, other cancers	Phase II clinical trials programme underway	○○○○○○○○○○
AS1402	Breast	Phase II clinical trial expected to start 2008	○○○○○○
AS1409	Renal, melanoma	Phase I clinical trial expected to start late 2007	○○○

FINANCIAL SUMMARY

- **Upfront payment of £38.2 million (USD $75 million) received from Novartis**
- **£26.3 million raised in oversubscribed fundraising**
- **Cash and liquid resources of £61.4 million at 30 June 2007 (2006: £14.9 million)**
- **Full-year net loss of £9.8 million (2006: £16.9 million)**

JOINT CHIEF EXECUTIVE AND CHAIRMAN'S STATEMENT



Barry Price : Chairman



Glyn Edwards : Chief Executive Officer

: 59% longer median survival with ASA404 in our randomised phase II lung cancer trial

This was a breakthrough year in which we reported a host of positive data from our clinical trials. Most notable was the five-month survival benefit with ASA404 (formerly AS1404) in lung cancer. In April we licensed ASA404 to Novartis in a deal worth up to USD $890 million in potential milestone payments. Our share price increased nearly three-fold during fiscal 2007, and we received the 2007 Techmark MediScience award for the best performing life sciences stock on the main market of the London Stock Exchange.

Going forward, the true value of ASA404 lies in its potential to become a widely used cancer drug. The Novartis deal provides a clear route to achieve that potential and realise the benefits for Antisoma's shareholders. It also puts us in a stronger position to unlock the value in other exciting drug candidates such as AS1411 and to continue to build our business with new opportunities.

ASA404 PARTNERED AND PROGRESSING TO PHASE III

We announced our partnering deal with Novartis in April 2007. They licensed worldwide rights to ASA404 and a follow-on vascular disrupting agent. We gained near-term payments of USD $100 million (of which USD $75 million has been received). We could receive up to USD $355 million in further development milestones and USD $325 million in sales-related milestones for ASA404 and up to USD $110 million for the follow-on compound. In addition, we will receive undisclosed royalties on any future sales of these drugs. We have an option under the deal to sell ASA404 alongside Novartis in the United States. If the product succeeds and we exercise this option, Novartis will support us in setting up a US sales infrastructure.

This could also be used to sell other Antisoma products. We see this as an important strategic benefit as it provides a potential low-cost and low-risk route into commercialising our own drugs.

The principal driver for the ASA404 deal was the mature data from our randomised phase II trial of the drug in non-small cell lung cancer. Headline findings were announced in September 2006 and detailed at a medical conference in November. The addition of ASA404 to chemotherapy in this trial extended median survival by over 5 months (14.0 months versus 8.8 months with chemotherapy alone). This is one of the largest survival benefits ever observed in a trial in advanced lung cancer. Other measures of the drug's effect also demonstrated an additional benefit with ASA404, and the combination of ASA404 and chemotherapy was generally well tolerated. More recently, we have reported positive data from a second phase II trial of ASA404 in lung cancer. This trial was a single-arm study in which patients received a higher dose of ASA404 combined with chemotherapy. Median survival was 14.9 months, corroborating the extended survival seen when ASA404 was added to chemotherapy in the randomised trial.

We have conducted phase II trials of ASA404 in two other cancers. A study in recurrent ovarian cancer produced mixed data when one year's follow-up was completed in July 2007. As a result, this indication will not be a priority for further development. In June 2007 we reported the latest data from a randomised study of ASA404 in hormone-refractory prostate cancer at the American Society of Clinical Oncology ('ASCO') meeting. Addition of ASA404 to chemotherapy improved various measures based on the prostate cancer biomarker PSA (Prostate Specific Antigen). Further data from the prostate cancer trial, including one-year survival findings, are expected by the end of October.

We expect Novartis to begin enrolment of patients into a phase III trial of ASA404 in lung cancer early in 2008. Lung cancer is among the most prevalent cancers. Given this and the potential for application in a number of other cancers, we see ASA404 as a potential blockbuster.

AS1411 PHASE II PROGRAMME UNDERWAY

In August 2007 we announced that we had started a phase II trial of our aptamer drug AS1411 in the blood cancer AML (acute myeloid leukaemia). This trial builds on data reported during the year from a phase I trial in solid tumours as well as AML-specific data presented at recent scientific meetings. Cancer cells from patients with AML are highly sensitive to AS1411 and the drug has been shown to act synergistically *in vitro* with an established current treatment for AML, cytarabine. The phase II trial tests AS1411 in combination with cytarabine. It is a randomised trial designed to compare this combination with cytarabine alone, and will provide the first systematic evaluation of the efficacy of AS1411. Initial results will be available during 2008.

"WE ARE NOW APPLYING THE SAME RIGOROUS APPROACH WE USED IN DEVELOPING ASA404 TO OUR PROMISING APTAMER DRUG AS1411, GIVING US ANOTHER OPPORTUNITY TO CREATE SUBSTANTIAL VALUE."

Glyn Edwards, Chief Executive Officer

Final data from the phase I study of AS1411 in solid tumours were presented in October 2006. These showed that the drug was remarkably well tolerated, with no serious adverse events related to treatment among the 30 trial patients. The trial included 12 patients with advanced renal cancer, many of whom had received several previous treatments. In this group there were two cases of profound tumour shrinkage, while a number of other patients showed disease stabilisation. We considered these results very encouraging given the nature of the patients included in the trial. Renal cancer will therefore be the second indication to progress to phase II, and we expect to start this trial in early 2008. As with AML, we plan to carry out a randomised trial to gain a clear sense of the therapeutic potential of AS1411 in renal cancer.

Like ASA404, AS1411 could have potential across a variety of cancers, in this case including both blood cancers and solid tumours.

AS1402 TO BE TESTED IN FULL PHASE II TRIAL

Our phase II plans for our antibody drug AS1402 have evolved. We had originally planned a phase IIa study in which markers would be used to make an initial assessment of the drug's effect. This would then have led to a larger phase II study. Working with external advisors, we have now drawn up plans for a more comprehensive assessment of efficacy through a full phase II study. This has meant some delay to the programme, but will mean that we gain more valuable data from the next trial. We expect this to start during 2008. It will be a randomised controlled study in patients with metastatic breast cancer.

AS1409 TO ENTER CLINIC

AS1409 combines the anti-cancer cytokine IL-12 with a tumour targeting antibody in a single drug molecule. In August 2006 we announced plans to start testing AS1409 in renal cancer and melanoma patients during 2007. We expect to start a phase I trial in these cancers by December.

Under the alliance agreement we signed with Roche in 2002, they had an option to license any product entering the clinic at Antisoma until November 2007. Antisoma's business has evolved since the Roche deal. We are now more focused on taking drugs through trials ourselves. We have therefore agreed with Roche that they will not use this option to license AS1409. At the same time, we have agreed on an early termination of the option agreement so that it will not apply if we acquire any new clinical products before November. We would like to take this opportunity to thank Roche for being an excellent and supportive partner over the five years of our agreement.

We have a number of other drug candidates under preclinical evaluation. In prioritising these, we have decided not to pursue further development of our targeted RNase drug, AS1406. We are continuing work on our programme of telomere targeting agents. We intend to bring in additional drug candidates to boost our pipeline.

FINANCIAL POSITION STRENGTHENED BY NOVARTIS DEAL

We now have more cash resources at our disposal than at any time in our history. This reflects the successful completion of the ASA404 deal, which triggered an upfront payment of £38.2 million (USD $75 million), and the raising of £26.3 million in a placing in December 2006. As a result we finished the financial year with £61.4 million in cash and short-term investments, compared with £14.9 million last year.

Total revenues for the year ended 30 June 2007 were £8.0 million, up from £1.6 million last year. This reflects the advent of revenues from Novartis, £6.6 million of which were recognised in the year ended 30 June 2007. Our operating losses decreased from £19.8 million last year to £13.9 million this year. Total operating expenses have increased by £0.4 million to £21.8 million, with research and development expenditure falling by £2.0 million and administrative expenses increasing by £2.4 million, inclusive of £0.9 million of foreign exchange losses. Net losses for the year were £9.8 million, compared with £16.9 million last year.

An important consequence of the ASA404 deal is that we will incur no further costs for the development of the drug. We are, however, now undertaking a significant programme of trials on other products, most notably AS1411, which we expect to be in at least two phase II studies by the end of our 2007 – 2008 financial year. With these studies and those planned for AS1409 and AS1402, we expect a measured rise in our spending on product development over the coming year.

A full commentary on our financial results is provided in the Financial Review.

MAJOR DEVELOPMENTS EXPECTED ON ASA404 AND AS1411

Further development of ASA404 is now in the hands of Novartis. We expect them to start enrolling patients into a phase III trial in lung cancer in early 2008 and to explore the drug's potential in other solid tumours. Antisoma's resources can now be focused on other promising drugs, especially AS1411. With one phase II trial in acute myeloid leukaemia underway and a second in renal cancer starting soon, we look forward to a substantial cascade of data over the next 18 months. We also continue to seek further promising assets for our pipeline, and expect to bring in new drugs for development when suitable opportunities arise.

Glyn Edwards
Chief Executive Officer

Barry Price
Chairman

"THIS HAS BEEN A BREAKTHROUGH YEAR, WITH POSITIVE PHASE II DATA ON ASA404 AND A MAJOR DEAL WITH NOVARTIS."

Barry Price, Chairman

FINANCIAL REVIEW



Raymond Spencer : Chief Financial Officer

$75 million upfront payment received from Novartis

In April 2007 the Group signed a licensing agreement with Novartis for the worldwide rights to ASA404, as set out in the Joint Chief Executive and Chairman's statement. Under the terms of the deal, Antisoma received an upfront payment of USD $75 million. Antisoma could also receive:

- USD $25 million on commencement of the phase III non-small cell lung cancer study (expected in early 2008)
- Up to USD $355 million contingent upon the achievement of development milestones and approvals in four oncology indications worldwide and one non-oncology indication
- Up to USD $325 million contingent on the performance of any future net sales
- Up to USD $110 million for the development and regulatory approval of a follow-on compound

Antisoma will also receive sales royalties and has a co-commercialisation option in the United States. Novartis will be responsible for the management and cost of phase III development of ASA404.

In December 2006, Antisoma issued 73,970,000 ordinary 1p shares at 35.5 pence per share, raising additional capital of £26.3 million (£24.8 million net of expenses) through a placement to US and European institutional investors.

RESULTS OF OPERATIONS

Revenues

Our policy on revenue recognition is set out on page 32. Under the policy, the £38.2 million (USD $75 million) received from Novartis will be recognised on a time-apportioned basis from completion of the agreement in April 2007 through to 30 June 2008, when we expect to have completed our obligations for phase II development of ASA404.

Total revenues for the year ended 30 June 2007 were £8.0 million (2006: £1.6 million), as set out below.

£ million	**2007**	**2006**
Recognition of upfront and milestone payments on a time-apportioned basis:		
Novartis	6.6	–
Other	0.7	1.6
R&D services and materials recharged:		
Novartis	0.7	–
Total revenues	**8.0**	**1.6**

Losses

Antisoma made an operating loss of £13.9 million in the year, compared with a £19.8 million loss in the previous year. The decreased operating losses are due to the increase in revenues offset by the increase in operating expenses. Net losses for the year were £9.8 million (2006: £16.9 million).

Total operating costs have increased by £0.4 million to £21.8 million, as discussed below.

Research and development

Research and development expenditure decreased by 12.4% to £14.5 million in the year ended 30 June 2007, from £16.6 million in 2006. Research and development costs can vary significantly from year to year dependent upon the stage of each development project, number of patients in treatment and follow-up, the extent of any pre-clinical studies that may be required and the cost of manufacturing pharmaceutical grade materials to support clinical studies. During 2007 Antisoma was engaged principally in the follow up of patients in four phase II clinical studies of ASA404 and in manufacturing and toxicology studies for AS1411 and AS1409. The latter activities reflect preparation for commencement of two phase II studies of AS1411 and a phase I study of AS1409. One of these studies has now started and all are expected to commence during the year ending 30 June 2008.

Administrative costs
General and administrative costs increased from £4.9 million to £7.3 million. Reasons for this increase include an additional provision of £0.9 million for foreign exchange losses (principally on dollars held at the balance sheet date) and an increase in remuneration costs.

Interest receivable
Interest receivable increased to £1.2 million, from £0.9 million, in line with the higher average balances of cash and cash equivalents held through the year and interest rates prevailing during the year.

Taxation
The Group makes claims each year for Research and Development Tax Credits and, as it is loss-making, elects to surrender these tax credits for a cash rebate. The amount credited to the consolidated income statement in respect of amounts receivable for the surrender of research and development expenditure is £2.0 million for the year ended 30 June 2007 (2006: £1.9 million). An additional £0.2 million (2006: £0.1 million) was credited in respect of Research and Development Tax Credits underprovided in prior periods.

A deferred tax credit of £0.8 million has also been credited in the year (2006: £nil). This represents the amount by which accumulated tax losses may be used to offset a projected tax charge arising in the year ending 30 June 2008 in the expectation that revenues recognised under the Novartis agreement exceed other costs of the Group.

Liquidity and capital resources
Our year-end cash, cash equivalents and short-term deposits were £61.4 million (2006: £14.9 million). The Group realised £25.0 million net cash (2006: £7.0 million) through the sale of new ordinary shares, including cash received on the exercise of share options.

Net cash inflow from operating activities in the year was £23.5 million (2006 (outflow): £17.0 million). This change was due principally to the receipt of £38.2 million from Novartis.

Trade and other receivables at 30 June 2007 were £2.5 million (2006: £0.9 million). The increase is mainly due to £0.7 million for the cost of services and materials rechargeable to Novartis (2006: £nil), an increase in employer's national insurance contributions due from employees on the exercise of their share options of £0.3 million and an increase in VAT recoverable of £0.4 million.

Current liabilities have increased from £5.0 to £39.7 million, principally reflecting £31.6 million of deferred revenue out of the £38.2 million (USD $75.0 million) upfront sum received from Novartis. This deferred revenue is expected to be recognised fully during the year ending 30 June 2008. The increase in liabilities also includes £1.9 million of licence fees payable on the upfront payment received from Novartis, an increase in the bonus provision of £0.4 million and an increase of £0.3 million in the provision for the payment of employer's national insurance on the exercise of share options.

We expect that research and development expenditure will increase next year as a result of the initiation of two planned phase II studies for AS1411, a phase II study of AS1402 and a phase I study of AS1409. We also anticipate additional costs arising from a decision to lease premises and transfer some of our clinical development activities from the UK to Princeton, NJ, from October 2007. In addition to the recognition of the outstanding £31.6 million from the upfront £38.2 million (USD $75 million) received from Novartis, revenues for the year ending 30 June 2008 may also include recognition of a USD $25 million milestone dependent upon the commencement by Novartis of the phase III study of ASA404 in non-small cell lung cancer.

The Group is in a strong financial position and is well placed to continue investment in its development programmes and create greater value for shareholders.

Loss per share
Loss per share was 2.36p compared with 4.67p for 2006.

Raymond Spencer
Chief Financial Officer

11 September 2007

"THE DEAL WITH NOVARTIS HAS FURTHER IMPROVED OUR FINANCIAL POSITION, GIVING US ADDITIONAL RESOURCES TO INVEST IN DEVELOPING OUR PIPELINE."

Raymond Spencer, Chief Financial Officer

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01: Barry Price, BSc, PhD, FRSC
Non-Executive Chairman
Barry, 64, was appointed to the Board of Antisoma in April 1997 and became Chairman in February 1998. He is also a Non-Executive Director of Shire Pharmaceuticals plc and Chairman of Summit plc and Biowisdom Ltd. He previously held the positions of Director at Chiroscience plc and Celltech Group plc and Director of Primary Production at Glaxochem Ltd.

02: Glyn Edwards, BSc, MBA, MBE
Chief Executive Officer
Glyn, 52, was appointed Chief Executive Officer in March 1998. He is an Executive Director of Antisoma plc and its subsidiary undertakings Antisoma Research Ltd and Cancer Therapeutics Ltd. Glyn is also an Executive Officer of the subsidiary undertaking Antisoma Inc. (formerly Aptamera, Inc.). Prior to joining Antisoma, he was Director of Business Development at Therapeutic Antibodies.

03: Ursula Ney, BSc, PhD, MBA
Chief Operating Officer
Ursula, 55, was appointed Chief Operating Officer in February 2004. She is an Executive Director of Antisoma plc. Prior to joining Antisoma she was Chief Executive Officer of Charterhouse Therapeutics Ltd. Before her time at Charterhouse she spent 14 years at Celltech, where she was Director of Development and served on the board. She holds a Non-Executive Director role at a private Swedish company, Affibody.

04: Raymond Spencer, BSc, ACA
Chief Financial Officer
Raymond, 51, was appointed Chief Financial Officer in October 1996. He is an Executive Director of Antisoma plc and its subsidiary undertakings Antisoma Research Ltd and Cancer Therapeutics Ltd. Raymond is also an Executive Officer of the subsidiary undertaking Antisoma Inc (formerly Aptamera, Inc.). He qualified as a Chartered Accountant with KPMG and, prior to joining Antisoma, was Finance Director at Cambridge Molecular Technologies Ltd.

05: Grahame Cook, MA, FCA
Non-Executive Director
Grahame, 49, was appointed Non-Executive Director in July 1999. He has 17 years of investment banking experience and is a chartered accountant. He was until 2003 Chief Executive Officer of West LB Panmure. He was a Managing Director in investment banking at UBS Ltd from 1995 to 1998 and a member of UBS's Global Investment Banking Management Committee. He was a founder member of the TechMARK Advisory Committee.

06: Michael Pappas, LLB, CA
Non-Executive Director
Michael, 51, was appointed Non-Executive Director of Antisoma Research Ltd in 1993 and of Antisoma plc on formation of the Company in October 1996. He has a degree in law and is a member of the Institute of Chartered Accountants of Scotland. Michael currently serves on the board of a number of companies including Alpheus Capital Management Ltd, Promethean plc and Kudos Independent Financial Services Ltd.

07: Ann Hacker, BSc
Non-Executive Director
Ann, 56, was appointed Non-Executive Director in July 2002. She has worked in the healthcare industry for over 30 years and has held senior commercial management positions with Lilly and Glaxo Pharmaceuticals, now GSK, as well as having been CEO of three venture capital-backed life science companies: Biocompatibles International plc, Deltex Medical Ltd and Metris Therapeutics Ltd. In addition, she has held directorships in a number of private and public healthcare companies and health-related government organisations. She is currently a Non-Executive Director of Sitka Health Fund VCT plc, Tri-Synergy Group Ltd and Frimley Park Foundation Trust Hospital. She is also a Trustee of the William Harvey Research Foundation.

08: Birgit Norinder
Non-Executive Director
Birgit, 58, was appointed Non-Executive Director in December 2003. She is a trained pharmacist and has held senior executive positions in R&D in Pharmacia & Upjohn Corp. She has also held senior R&D positions at Glaxo Group Research Ltd, Astra Research Centre AB, Pfizer, Inc. and Parke Davis AB. She has been Chief Executive Officer and Chairman of Prolifix Ltd and currently serves on the boards of a number of biotechnology companies including deCODE genetics, Inc., Karo Bio AB and PhotoCure ASA.

09: Dale Boden, BA
Non-Executive Director
Dale, 50, was appointed Non-Executive Director in September 2005. He is President of BF Capital Inc., a US private investment firm that focuses on private equity, venture capital investing and real estate development. He also serves on the boards of several US companies. Dale is based in Louisville, Kentucky and was a Director and member of the executive committee of Aptamera, Inc. prior to its acquisition by Antisoma.

10: Gary Acton, MA, MBBS MRCP
Chief Medical Officer
Gary, 48, joined Antisoma as Chief Medical Officer in April 2006, with 19 years' experience in the biotechnology and pharmaceutical sectors. He was Vice President of Clinical Development at Vernalis for five years and has also held the posts of European Managing Director of Cell Therapeutics, Inc. and UK Director of Clinical Research for Fujisawa. He is a Non-Executive Director of Neuropharm plc.

11: Nicholas Adams, BSc
Director of Business Development
Nick, 43, was appointed Director of Business Development in November 2003. Prior to this he was Business Development Manager for four years. Before joining Antisoma, Nick held R&D positions at Ciba-Geigy, Eisai Ltd and Cephalon Inc.

12: Nigel Courtenay-Luck, PhD
Chief Scientific Officer
Nigel, 55, was appointed Chief Scientific Officer in 2003, having previously held the position of Technical Director. He is also a Non-Executive Director of Herbal Healthcare Ltd and is a Senior Honorary Lecturer in Immunology at London's Hammersmith Hospital.

13: Daniel Elger, PhD
Director of Communications
Daniel, 37, was appointed Director of Communications in April 2005, having been Head of Corporate Communications at Antisoma since 2002. Before joining Antisoma he worked for medical publishing companies and two pharmaceutical marketing consultancies, Blackwell Healthcare and Avenue HKM.

14: Sharon Grimster, BSc
Director of Project Management and Manufacturing
Sharon, 48, was appointed Director of Project Management and Manufacturing in April 2004. Previously she held a variety of senior research, manufacturing and project management roles at Celltech. From 2002 to 2004, she was Director of Westerly Projects Ltd. Sharon has chaired a number of industry and government committees relating to the biotechnology sector, including the BIA's Manufacturing Advisory Committee from 2003 to 2007.

15: Fiona McLaughlin, PhD
Director of Research
Fiona, 37, joined Antisoma as Director of Research in August 2007. Previously she has held the posts of Director of Pre-clinical Development at BTG plc and Head of Biology at Topotarget AS in Oxford. She has also held R&D positions within GSK.

16: Chris Smyth BSc, PhD, MBA
Vice President, US Operations
Chris, 39, was appointed VP, US Operations in 2007 having been Head of Clinical Operations at Antisoma since July 2003. Before joining Antisoma he was General Manager of the CRO CPR Europe. Prior to that he held the positions of Director, Clinical Operations and Director, Clinical Monitoring, Northern Europe for MDS Pharma Services.

The Directors present their report and the audited financial statements for Antisoma plc ('Antisoma') and its subsidiaries (the 'Antisoma Group' or 'the Group') for the year ended 30 June 2007.

PRINCIPAL ACTIVITY

The Antisoma Group is a specialty biopharmaceutical development group, focused on developing novel products for the treatment of cancer.

BUSINESS REVIEW

Review and future developments

The Group has continued to execute its strategy of progressing its pipeline of novel anti-cancer products towards commercialisation. A full review of the business and future developments is given in the Joint Chief Executive and Chairman's statement on pages 2-5.

Principal risks and uncertainties

The nature of pharmaceutical development is such that drug candidates may not be successful due to an inability to demonstrate in a timely manner the necessary safety and efficacy in a clinical setting to the satisfaction of appropriate regulatory bodies, such as the Food and Drug Administration ('FDA') in the US and the European Medicines Agency ('EMEA') in Europe. The Group may be unable to attract, by itself or from partners, the funding necessary to meet the high cost of developing its products through to successful commercialisation.

Clinical and regulatory risk

Drug substances may not be stable or economically reproducible. Unacceptable toxicities or insufficient efficacy in the chosen indication may cause the drug to fail or limit its applicability. Lack of performance by third-party Clinical Research Organisations or an inability to recruit patients may cause undue delays. Clinical and regulatory issues may arise or changes to the regulatory environment may occur that lead to delays, further costs or the cessation of programmes. Ethical, regulatory or marketing approvals may be delayed or withheld or, if awarded, may carry unacceptable conditions to further development or commercial success.

Competition and intellectual property risk

Many companies are developing drugs that may restrict the potential commercial success of the Group's products or render them obsolete. Companies may have intellectual property that restricts the Group's freedom of use or imposes high additional costs to obtain licences. The Group's intellectual property may become invalid or expire before its products are successfully commercialised.

Economic risk

The successful development and commercialisation of novel drugs carries a high level of risk and the returns may be insufficient to cover the costs incurred. Restrictions on health budgets worldwide or on the prices that may be charged for new drugs through competitive or other pressures may limit a drug's sales potential. The Group may not be able to attract partners on favourable terms to help develop or commercialise its products. Any such partners may fail to perform or commit the resources necessary to successfully commercialise the Group's products. All of the Group's manufacturing is outsourced and supplies of product may be interrupted.

Financial risk

Sustainability is dependent upon generating cash flows from successful development and commercialisation of the Group's products. Until then the Group will be dependent upon additional funding through completion of one or more licensing deals or through injection of capital. There can be no assurances that such funding will be achieved on favourable terms, if at all. Failure to generate additional funding may lead to postponement or cancellation of programmes and a scaling back of operations.

DIVIDENDS

No interim dividend (2006: £nil) was declared during the year and the Directors do not recommend payment of a final dividend in respect of the year (2006: £nil).

DIRECTORS

The Directors who held office during the year were as follows:

Executive Directors	Non-Executive Directors	
Glyn Edwards	Barry Price (Chairman – Independent)	Birgit Norinder (Independent)
Raymond Spencer	Ann Hacker (Independent)	Michael Pappas
Ursula Ney	Grahame Cook (Independent)	Dale Boden (Independent)

Biographical details of the Directors are given on pages 8 and 9.

DIRECTORS' INTERESTS

The interests of Directors in the shares and options of the Company are given in the Report of the Board on remuneration on pages 14 to 19. None of the Directors had a material interest at any time during the year in any contract of significance with the Group other than a service contract. Information regarding Directors' service contracts is given on page 16 within the Report of the Board on remuneration.

SUBSTANTIAL SHAREHOLDINGS

No single person directly or indirectly, individually or collectively, exercises control over the Company. The Directors are aware of the following persons, other than Directors, who had an interest in 3% or more of the issued ordinary share capital of the Company as at 31 August 2007.

Shareholder	Number of Ordinary Shares	%Holding
Leventis Holding SA	34,545,378	7.74
Roche Finanz AG	17,730,000	3.97
Caduceus Master Fund Ltd, Caduceus Capital II, L.P., UBS Eucalyptus Fund, L.L.C., PW Eucalyptus Fund, Ltd., and HFR SHC Aggressive Master Trust (funds advised by Orbimed Advisors, LLC)	17,649,000	3.95
Legal and General Group, Legal and General Investment Management Limited	16,516,589	3.70

At this date no other person had notified any interest in the ordinary shares of the Company required to be disclosed to the Company in accordance with sections 198 to 208 of the Companies Act 1985 and representing a material interest of 3% or more or any non-material interest of 10% or more of the issued ordinary share capital of the Company.

EMPLOYEES

The Directors are committed to continuing involvement and communication with employees on matters affecting both the employees and the Company. A full review of the policies relating to employees is given in the Corporate social responsibility review on pages 12 and 13.

HEALTH, SAFETY AND ENVIRONMENT

The Directors are committed to ensuring the highest standards of health and safety, both for their employees and for the communities within which the Group operates. The Directors are also committed to minimising the impact of the Group's operations on the environment. A full review of the policies relating to health and safety and the environment is given in the Corporate social responsibility review on pages 12 and 13.

CHARITABLE AND POLITICAL DONATIONS

A donation of £275 was made to a children's charity during the year (2006: £250).

CREDITOR PAYMENT POLICY

The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group does not have a standard code of conduct that deals specifically with the payment of suppliers.

The average creditor days for the Group during the year were 29 days (2006: 29 days) and for the Company was nil (2006: nil).

FINANCIAL AND NON-FINANCIAL KEY PERFORMANCE INDICATORS ('KPIs')

The Directors consider cash and R&D spend to be the Group's financial KPIs. These are detailed in the Financial review on pages 6 and 7. The Directors consider that the most important non-financial KPIs relate to the number of drugs under development and the development stages reached by these drugs in each indication, both of which are detailed in the Financial review on pages 6 and 7.

RISK MANAGEMENT

The Group's risk management objectives and exposure to various risks are detailed above and in Note 18.

ANNUAL GENERAL MEETING

The Notice convening the Annual General Meeting, which will take place at 11.00 am on 20 November 2007 at the offices of CMS Cameron McKenna LLP, Mitre House, 160 Aldersgate Street, London EC1A 4DD, was sent out to shareholders in early October. Details of the business to be transacted at the AGM can be found in the Notice.

AUDITORS

A resolution to reappoint the auditors, PricewaterhouseCoopers LLP, will be proposed at the AGM.

By order of the Board



Raymond Spencer
Company Secretary

Antisoma's business is the development of novel drugs that could deliver more effective and safer treatments to millions of cancer patients worldwide.

The Group is committed to operating its business in accordance with its corporate social responsibilities to all stakeholder groups. The Board is mindful of the importance of being socially responsible and strives to improve the Group's approach to corporate social responsibility. The Group conducts its business with a view to minimising any possible adverse impact on the local community and our corporate social responsibility framework continues to develop as the Group matures.

The Group is a member of the BioIndustry Association ('BIA'), the trade association for biotechnology companies in the UK, of which our CEO Glyn Edwards is Deputy Chairman. The BIA has published a Code of Practice to establish principles of best practice for information communication and management amongst its members. The Group plays an active role in the BIA and complies with this Code of Practice.

STAKEHOLDER COMMUNICATION

The Group gives a high priority to effective communication with all stakeholders. Antisoma has a dedicated in-house communications team responsible for ensuring the comprehensive delivery of information to all stakeholder groups. The Group's website operates a service whereby shareholders and others interested in the Group can request public documents such as press releases and annual and interim reports. Visitors can also register their details on an automated mailing list. Antisoma regularly webcasts Group presentations.

The Group is committed to sharing information with the wider scientific community. Senior members of staff participate in a variety of scientific forums in the cancer research field, and we regularly present and publish our work.

The Chief Executive, Chief Financial Officer and Director of Communications meet regularly with analysts and major shareholders to update them on the Group's business and to gain understanding of the markets' expectations. As well as being available at the Annual General Meeting, Barry Price, our Chairman, is available for meetings with investors.

OUR PEOPLE

Much of our value and potential for success depends upon our staff and the experience and expertise they bring to the Group. The Directors believe in rewarding staff appropriately and have designed the Group's remuneration policy accordingly. Employees' salaries are benchmarked and all staff are members of the Company Share Option Plan. In addition, all permanent staff are eligible for life assurance cover, a private healthcare scheme and membership of the Group pension scheme. The Group has introduced enhanced policies relating to maternity and paternity leave, which exceed the current statutory position in the UK.

The Group is committed to providing equal opportunities, irrespective of background, age, sex, race, sexual orientation, religion, gender, nationality, marital status or disability and has a careers section on the website highlighting current vacancies and information about recruitment policy. We aim to attract the best people in the industry and we believe in maximising every employee's potential.

Management has an 'open-door' policy, and employees can raise questions about the Group or their employment easily and get issues resolved quickly. Staff appraisals are carried out once a year and annual objectives are set each July. Employees are encouraged to consider their objectives within the framework of the organisation as a whole. We believe this helps to promote both greater efficiency and a sense of shared achievement.

We encourage in-house training and support staff in further study where appropriate. The Group strives to accommodate employees' needs in order to enable them to balance their working and home life. Antisoma has a dedicated Head of Human Resources and a dedicated Recruitment Manager.

Antisoma has been accredited with Star Status from the *Sunday Times* Best Companies Survey in recognition of high levels of employee engagement based on staff feedback.

Antisoma's intranet promotes internal communication, keeping employees up-to-date with current news and building good working relationships through information sharing. The Group also holds regular staff meetings.

The Group aims to conduct its business to the highest standards and with honesty and integrity at all times. Our Staff Handbook sets out the Group's policies, with which employees are expected to comply, and includes guidance relating to standards of conduct, equal opportunities, gratuities, harassment and whistle-blowing.

OUR PARTNERS

The Group works with a variety of partners to carry out the appropriate studies for the development of each of its products. Standard Operating Procedures are in place to ensure that partners are using appropriate standards for work being performed on our behalf, and we routinely audit vendors before appointing them. Contractors are chosen based on, amongst other things, technical ability, capacity, geographical location and quality standards. The quality standards used in human pharmaceutical development are GCP (Good Clinical Practice), GLP (Good Laboratory Practice) and GMP (Good Manufacturing Practice). This year we have appointed a full-time GMP Compliance Manager and a Clinical Quality Assurance and Training Manager to help ensure our suppliers meet quality standards.

HEALTH AND SAFETY

The Group is committed to providing a safe environment for its employees and others who are engaged in, or who may be impacted by, the Group's operations. The Board is aware of its legal and moral obligations for Health and Safety at work and is committed to preventing accidents and minimising occupational ill health. Policies relating to Health and Safety are set out in the Group's Safety Code of Practice and the Staff Handbook. Our procedures are monitored, and improvements identified, through periodic external audits and internal safety inspections. The Group's Health and Safety Committee meets regularly to discuss issues and promote good practice, and there are a number of Health and Safety Officers, whose role is to promote and monitor safe working conditions.

ENVIRONMENT

The Group is committed to playing a part in protecting the environment and is aware of its corporate responsibilities. The Group seeks to minimise the impact of its activities on the environment. The Group's policies relating to laboratory Health and Safety, including disposal of waste, are set out in the Safety Code of Practice. The Group endeavours to ensure that all gaseous emissions and liquid or solid waste products are controlled and disposed of, whether handled directly or via a third party, in accordance with applicable laws and regulations and with the minimum impact on the environment. Disposal of hazardous waste is handled by specialist agencies. The Group meets all the statutory requirements relating to handling and disposal of radioactive materials. All clinical waste produced by our laboratory is given a unique tag on removal to ensure that it can be traced back to the Group.

This part of the remuneration report is unaudited.

INTRODUCTION

This report complies with the Combined Code on Corporate Governance published in July 2003 (the 'Combined Code') and sets out the Group's remuneration policy and details of Directors' remuneration. A resolution to approve this report will be proposed to shareholders at the Annual General Meeting in November 2007.

POLICY

The Remuneration Committee aims to ensure that the Group is able to attract and retain Executive Directors and employees with the necessary skills and expertise by providing competitive remuneration, incentives and benefits that reward individual and group performance. The Remuneration Committee gives consideration to the guidelines set out in the Combined Code, as well as best practice guidelines published by the Association of British Insurers and the National Association of Pension Funds. The Remuneration Committee has carried out a review of the annual performance incentive and longer-term incentives and believes that they are constructed to meet the future needs of the Group and to align the interests of Executive Directors and employees with those of shareholders. The Remuneration Committee also believes that Executive Directors and senior employees should be encouraged to own shares in the Company to further align their interests with those of shareholders. The current remuneration policies, which will also apply through to the end of next year, are outlined below.

COMMITTEE

The Remuneration Committee is comprised entirely of independent Non-Executive Directors and is chaired by Ann Hacker. Other Directors who served on the Remuneration Committee during the year are listed on page 21. The Remuneration Committee, which met six times during the year, makes recommendations to the Board regarding the policy for, and determination of, total compensation for Executive Directors and senior managers ('the Management Group'). The Remuneration Committee also has responsibility for establishing the policy for total compensation for all employees within the Group and for approving share awards and share options. New Bridge Street Consultants LLP ('NBSC'), who have considerable expertise in the biotechnology sector, were appointed under instruction from the Remuneration Committee to provide independent advice and analysis on compensation matters, including the provision of competitive market data. NBSC assisted the Group on the implementation of the Remuneration Committee's decisions and on the valuation of share options under International Financial Reporting Standards ('IFRS'). NBSC provides no other services to the Group. The Group's corporate lawyers, CMS Cameron McKenna, have also assisted the Board on compensation matters during the year. Remuneration Committee meetings are attended, as appropriate, by the Chief Executive Officer, who is invited to provide input on remuneration proposals other than those directly concerning his own remuneration. Barry Price and Dale Boden also attended a number of meetings of the Committee at the request of the Chairman of the Remuneration Committee. The Chief Financial Officer has provided administrative support in his role as Company Secretary.

COMPONENTS OF EXECUTIVE DIRECTORS' AND SENIOR MANAGERS' COMPENSATION PACKAGES

Consistent with the above policy, compensation awarded to the Management Group comprises a mix of performance and non-performance-related elements. In respect of Executive Directors, performance-related elements of pay should continue to increase and have the potential to represent more than half of total remuneration.

Base salary

Salaries are reviewed annually taking into account the responsibilities and performance of each Director or senior manager and his/her expected future contribution. These are then benchmarked. The Remuneration Committee aims to set base salaries close to the median of those for similar positions within other biopharmaceutical companies of a similar size. Following their review in the first quarter of 2007, the Remuneration Committee awarded annual salary increases to the three Executive Directors of between 8.9% and 10.1% (2006: 0% and 4.3%).

Annual performance incentive

The Group operates a discretionary bonus scheme. Such bonuses are awarded dependent upon performance, which is measured against individual and corporate objectives agreed at the beginning of the year, also taking into account the relative share price performance of the Company. Bonuses in 2007 were earned in respect of the 12-month period from 1 July 2006 to 30 June 2007. The maximum potential bonus for full achievement of personal and corporate objectives is 50% of salary for the Chief Executive Officer and 30% for other Executive Directors. For exceptional performance, as determined by the Remuneration Committee, the maximum potential bonus may be increased to 75% for the Chief Executive Officer and to 60% for other Executive Directors. Actual bonuses earned by the Executive Directors for the 12-month period to 30 June 2007, expressed as a percentage of basic salary over that period, were 71% (2006: 22%) for the Chief Executive Officer, 56% (2006: 17%) for the Chief Operating Officer and 45% (2006: 17%) for the Chief Financial Officer. The exceptional bonuses awarded this year reflect achievement of significant objectives, the completion of one of the largest recorded commercial deals for an oncology drug entering phase III studies, progress in a number of development programmes, an improvement in the financial strength of the Group and an increase in the share price of 169% for the year ended 30 June 2007.

Longer-term incentives

The Remuneration Committee has retained the use of Performance Awards under the Executive Incentive Plan established in 2003 as the principal long-term incentive to help promote and sustain the creation of shareholder value. The Remuneration Committee considers that the grant of Performance Awards to members of the Management Group during the year is consistent with current best practice and promotes alignment of the interests of Executive Directors and senior managers with those of shareholders. Performance Awards are granted twice per year following the release of the Group's preliminary year-end and interim (half-year) financial results. In prior years awards have been made under the Company Share Option Plan ('CSOP'); no such awards were made to the Management Group during the year ended 30 June 2007.

(a) Executive Incentive Plan

The Group adopted a long-term incentive and deferred bonus scheme following approval by shareholders in November 2003; this is known as the Executive Incentive Plan (the 'Plan' or 'EIP'). For the year ended 30 June 2007 the Remuneration Committee has made awards to the Management Group and to other employees as Performance Awards under the Plan. A summary of the scheme is set out below:

- Two types of award, Performance Awards and Matching Awards, may be made under the Plan. Performance Awards are shares that are delivered to an executive after three years, subject to the satisfaction of a pre-agreed performance target (see below) and continued employment. Matching Awards are free shares delivered to executives who invest part of their annual bonus in Company shares ('Invested Shares'), subject to continued employment of not less than three years and the meeting of pre-agreed performance targets. Invested Shares will be limited in value to 33% of the executive's salary each year.

- All employees of the Group are eligible to participate at the discretion of the Remuneration Committee.

- An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, in the case of Matching Awards, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years.

- The value of Performance Awards granted under the Plan to current employees is currently limited to 2.0 times basic salary in any financial year, following approval to increase this limit from 1.0 times salary at the Annual General Meeting of shareholders in November 2006.

- Performance Awards vest in full after three years provided that the Company's Total Shareholder Return ('TSR') ranks in the upper quartile on the third anniversary of the date of grant compared with a selected list[1] of over 20 other UK-listed biotechnology and pharmaceutical companies drawn from the FTSE All Share Pharmaceutical and Biotechnology Index. Where the TSR ranks below median on the third anniversary the performance target will not have been met and the Performance Award will lapse. Where the TSR ranks between median and upper quartile the Performance Award will vest pro-rata between 25% and 100%. There will be no opportunity for retesting.

- The performance condition for Matching Awards will be similarly linked to the Company's TSR ranking compared against the same list[1] of biotechnology and pharmaceutical companies. Where the TSR is ranked in the upper quartile then shares equal in number to the Invested Shares will be awarded. Where the TSR is ranked below median then no shares will be awarded. Where the TSR falls between median and upper quartile then the number of Matching Award shares will vest pro-rata between 25% and 100% of the number of Invested Shares.

- If the performance condition is achieved after three years the executive can decide to retain the Invested Shares for a fourth or fifth year, in which case the number of Matching Award shares may be adjusted upwards, but not downwards, up to a maximum of 150% of the Invested Shares for upper quartile performance at the end of 5 years. This is not viewed as retesting by the Remuneration Committee because if the performance condition is not satisfied after three years the Matching Award lapses.

- The Matching Award conditions encourage executives to retain their Invested Shares for at least five years and ensures that a Matching Award is only earned for sustained good TSR performance.

- If the Company is acquired then awards under the Plan will only vest at the date of change of control to the extent that the performance condition has been met and where, in the opinion of the Remuneration Committee, the acquiring company does not offer broadly similar replacement awards or where the employee is not retained by the acquiring company. Performance Awards were granted to Executive Directors and certain senior employees during the year as set out on pages 17, 18, 46 and 47.

[1] The selected list of comparator companies set for the Performance and Matching Awards in the period is: Acambis, Alizyme, Allergy Therapeutics, Ardana, Ark Therapeutics, Axis-Shield, CeNeS Pharmaceuticals, Futura Medical, Goldshield Group, GW Pharmaceuticals, Oxford BioMedica, Phytopharm, ProStrakan Group, Proteome Sciences, Protherics, Renovo, Shire Pharmaceuticals, Sinclair Pharma, SkyePharma, Summit (formerly VASTox,) Vectura and Vernalis.

This part of the remuneration report is unaudited.

The first Matching Awards were granted on 8 July 2005 in respect of bonuses earned by Executive Directors and certain other employees for the 12-month period ended 30 June 2005 and invested by them in Invested Shares. No Matching Awards have been granted subsequently. It is the intention that the assessment of whether the performance conditions are met will be independently calculated or verified, as appropriate, by NBSC or their successors under the supervision of the Remuneration Committee.

(b) Pensions and other benefits

The Group operates a defined contribution scheme and contributes 12.5% of basic salary to the pension for each member of the Management Group. Other customary benefits including life and permanent health insurance and car allowances are also provided to the Management Group.

SERVICE CONTRACTS

The service contracts for the three Executive Directors (Glyn Edwards – dated 16 March 1998; Raymond Spencer – dated 1 October 1996; Ursula Ney – dated 23 February 2004):

- are not of a fixed-term duration

- are subject to 12 months' notice by either party. The Group is entitled to pay a sum in lieu of notice equivalent to the basic salary that would have been earned during the notice period by Glyn Edwards and Raymond Spencer and equivalent to the basic salary plus benefits in the case of Ursula Ney.

- are not subject to liquidated damages in the event of termination by the Group.

The 12-month notice period and termination provisions reflect the competitive environment for the retention of experienced executives in the biotechnology sector. Ursula Ney was appointed as a Non-Executive Director of Affibody Holding AB on 20 April 2007 and receives Director's fees of €20,000 per annum, which may be retained by Dr Ney. Dr Ney was also granted an option over 40,000 shares in Affibody Holding AB. Glyn Edwards is on the board of the BioIndustry Association and derived no compensation from this position.

NON-EXECUTIVE DIRECTORS

Remuneration of Non-Executive Directors is determined by the Board and is set at levels which are comparable with those provided by other biotechnology companies of a similar size, taking into account the commitments made by Non-Executives in discharging their duties. Terms of service are specified into letters of appointment. Currently, appointments are for a period of three years, which may be renewed, and are subject to six months' notice. The last date of appointment or re-appointment of Non-Executive Directors is 1 June 2006 for Barry Price, Grahame Cook and Michael Pappas, 9 December 2003 for Birgit Norinder, 2 July 2005 for Ann Hacker, and 13 September 2005 for Dale Boden. Non-Executive Directors do not have service contracts. Details of compensation paid to Directors and Directors' interests are set out below.

AUDITED INFORMATION

The following information has been audited (except as noted).

DIRECTORS' REMUNERATION

Full details of Directors' remuneration and grants of share options are set out below:

	Salary and fees £'000	Bonuses[1] £'000	Monetary value of benefits[2] £'000	2007 Total excluding pensions £'000	2007 Pensions[3] £'000	2006 Total excluding pensions £'000	2006 Pensions £'000
Glyn Edwards	283	200	14	**497**	**35**	349	34
Ursula Ney	250	140	13	**403**	**31**	291	30
Raymond Spencer	159	72	14	**245**	**20**	194	19
Barry Price	44	–	–	**44**	–	42	–
Grahame Cook	31	–	–	**31**	–	29	–
Ann Hacker	31	–	–	**31**	–	29	–
Birgit Norinder	27	–	–	**27**	–	24	–
Michael Pappas	24	–	–	**24**	–	22	–
Dale Boden	26	–	–	**26**	–	18	–
	875	412	41	**1,328**	**86**	998	83

[1] Bonuses were paid in August 2007 in respect of the 12-month period from 1 July 2006 to 30 June 2007.

[2] Executive Directors' benefits include a car allowance and private health insurance.

[3] Only Executive Directors' basic salary is pensionable. Non-Executive Directors' fees are non-pensionable. The aggregate emoluments of key management are given in Note 4.

DIRECTORS' INTERESTS IN SHARES (UNAUDITED)

The interests of the Directors in the shares of the Company on 30 June 2007, all of which were beneficially held, are set out below:

Ordinary shares of 1p each	2007 Number	2006 Number
Barry Price	643,077	643,077
Glyn Edwards	1,519,962	1,189,962
Ursula Ney	645,391	470,391
Raymond Spencer	603,231	488,231
Grahame Cook	1,125,540	447,737
Michael Pappas	602,005	559,264
Dale Boden	713,823[1]	569,478

[1] Mr Boden's total holdings include a beneficial interest totalling 638,469 ordinary Antisoma shares held by BF Capital, BFC III Ltd and by The Sentinel I Trust.

Other than shown in the tables above, no Director had any interest in the shares of the Company or of other Group companies at 30 June 2007. Note 29 provides details of transactions with Directors.

Three Non-Executive Directors, Grahame Cook, Michael Pappas and Dale Boden, elected to take a proportion of their fees in new Antisoma plc 1p ordinary shares. The Directors have agreed not to dispose of these shares for a minimum period of one year from the date of allotment.

INTERESTS IN SHARE OPTIONS

Details of options held by Directors to purchase Antisoma plc ordinary 1p shares are set out below:

Date of grant	At 30 June 2006	Granted in the year	At 30 June 2007	Price per share	Date from which exercisable	Expiration date
Glyn Edwards						
CSOP Options						
16.12.98	486,241		**486,241**	74p	17.12.98(i)	16.12.08
09.07.99	432,214		**432,214**	42.6p	(ii),(iii)	09.07.09
09.06.00	170,410		**170,410**	£1.009	10.06.03	09.06.10
19.09.00	17,540		**17,540**	£1.425	20.09.03	19.09.10
13.02.01	58,981		**58,981**	£2.119	14.02.04	13.02.11
17.09.01	289,331		**289,331**	37.5p	18.09.04	17.09.11
16.04.02	855,827		**855,827**	20.7p	17.04.05	16.04.12
23.09.02	1,452,074		**1,452,074**	12.34p	24.09.05	23.09.12
20.02.03	425,006		**425,006**	26.34p	21.02.06	20.02.13
01.10.03	418,359		**418,359**	38.17p	02.10.06	01.10.13
16.02.04	457,053		**457,053**	43.125p	17.02.07	16.02.14
21.09.04	359,452		**359,452**	14p	22.09.07	21.09.14
21.02.05	868,871		**868,871**	22.2p	22.02.08	21.02.15
EIP Performance Awards						
20.09.05	419,302		**419,302**	1p	21.09.08	20.09.11
24.02.06	521,946		**521,946**	1p	25.02.09	24.02.12
19.10.06		742,841	**742,841**	1p	20.10.09	19.10.12
20.02.07		434,276	**434,276**	1p	21.02.10	20.02.13
	7,232,607	1,177,117	**8,409,724**			
Ursula Ney						
CSOP Options						
23.02.04	1,505,352		**1,505,352**	44.84p	24.02.07	23.02.14
21.09.04	235,278		**235,278**	14p	22.09.07	21.09.14
21.02.05	568,715		**568,715**	22.2p	22.02.08	21.02.15
EIP Performance Awards						
20.09.05	286,650		**286,650**	1p	21.09.08	20.09.11
24.02.06	355,725		**355,725**	1p	25.02.09	24.02.12
19.10.06		529,443	**529,443**	1p	19.10.09	19.10.12
20.02.07		309,520	**309,520**	1p	21.02.10	20.02.13
	2,951,720	838,963	**3,790,683**			

This part of the remuneration report is unaudited.

Date of grant	At 30 June 2006	Granted in the year	At 30 June 2007	Price per share	Date from which exercisable	Expiration date
Raymond Spencer						
CSOP Options						
16.12.98	216,107		**216,107**	74p	17.12.98(i)	16.12.08
16.12.98	129,664		**129,664**	74p	(i),(iii)	16.12.08
09.07.99	216,107		**216,107**	42.6p	(ii),(iii)	09.07.09
09.06.00	87,639		**87,639**	£1.009	10.06.03	09.06.10
19.09.00	35,098		**35,098**	£1.425	20.09.03	19.09.10
13.02.01	9,436		**9,436**	£2.119	14.02.04	13.02.11
17.09.01	124,991		**124,991**	37.5p	18.09.04	17.09.11
16.04.02	388,887		**388,887**	20.7p	17.04.05	16.04.12
23.09.02	659,822		**659,822**	12.34p	24.09.05	23.09.12
20.02.03	193,123		**193,123**	26.34p	21.02.06	20.02.13
01.10.03	182,556		**182,556**	38.17p	02.10.06	01.10.13
16.02.04	199,441		**199,441**	43.125p	17.02.07	16.02.14
21.09.04	156,852		**156,852**	14p	22.09.07	21.09.14
21.09.05	379,143		**379,143**	22.2p	22.02.08	21.02.15
EIP Performance Awards						
20.09.05	189,067		**189,067**	1p	21.09.08	20.09.11
24.02.06	232,097		**232,097**	1p	25.02.09	24.02.12
19.10.06		334,953	**334,953**	1p	19.10.09	19.10.12
20.02.07		195,818	**195,818**	1p	21.02.10	20.02.13
	3,400,030	530,771	**3,930,801**			

Incentive Plan Invested Shares/Matching Awards

	Date of award	Invested Shares	Potential Matching Award 8 July 2008	Potential Matching Award 8 July 2010	Exercise price	Date from which exercisable	Expiration date
Glyn Edwards	08.07.05	337,835	337,835	506,752	1p	09.07.08	08.07.11
Ursula Ney	08.07.05	195,391	195,391	293,086	1p	09.07.08	08.07.11
Raymond Spencer	08.07.05	128,143	128,143	192,214	1p	09.07.08	08.07.11

The above Matching Awards were granted on 8 July 2005.

Notes:
All options were granted at nil cost to the employee. No other Directors have share options in the shares of the Company or other Group companies. No options were exercised by the Directors and no options lapsed or were surrendered during the year other than as stated above.

PERFORMANCE CONDITIONS

Performance conditions attaching to all the Performance Awards and Matching Awards are consistent with the policy as set out in the unaudited part of the Report of the Board on remuneration. Performance and exercise conditions attaching to the CSOP options are set out below:

(i) These options were granted on the day prior to the Company's flotation, and exercise of these options is conditional upon the Company's ordinary shares being listed on the London Stock Exchange or other regulated market. This condition has been satisfied. The market price of the Company's shares upon flotation was 35p.

(ii) Conditional upon securing a commercial agreement in respect of the Group's then lead product. This condition was satisfied in October 1999.

(iii) One quarter of the total number of shares under option are exercisable at the date of grant. One quarter of the total number of shares under option become exercisable on each of the first, second and third anniversaries of the date of grant.

(iv) CSOP options granted in 2000 and 2001 may be exercised provided that the market price of the shares exceeds the exercise price by at least 52% at any time between the third and tenth anniversary of the date of grant. CSOP options granted in 2002 to 2005 may be exercised provided that the market price of the shares exceeds the exercise price by at least 52% on the third anniversary of the date of grant or, failing that, the performance condition may be retested at six-monthly intervals on four further occasions up to and including the fifth anniversary of the date of grant, but in this case the performance condition is raised such that the share price is required to increase by a further 15% per annum over the extra period allowed for each successive test. If the exercise condition is met once during this period it need not be met again. If the performance condition is not met by the fifth anniversary then the option will lapse. No CSOP options have been granted to Executive Directors since February 2005.

The market price of the Company's shares at 30 June 2007 was 43.75p (30 June 2006: 16.25p) on the London Stock Exchange ('LSE') and the range of market prices during the year was between 11.75p and 57.75p.

TOTAL SHAREHOLDER RETURN (UNAUDITED)

Total shareholder return looks at the value of £100 invested in Antisoma plc on 30 June 2002 over the period to 30 June 2007 compared with £100 invested in the FTSE All Share Pharmaceutical and Biotechnology Index, which the Directors believe provides the most appropriate comparison of the return to shareholders of Antisoma plc with the return represented by an index of other companies in its sector.

Total shareholder return

Source: Thomson Financial


225
200
175
150
125
100
75
Value (£)
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

This graph shows the value, by the end of June 2007, of £100 invested in Antisoma on 30 June 2002 compared with the value of £100 invested in FTSE All-Share Pharmaceuticals & Biotech Index. The other points plotted are the values at interveniing financial year-ends.

■ Antisoma □ FTSE All-share Pharmaceuticals & Biotech Index

This report has been approved by the Board and signed on its behalf by

Ann Hacker
Chairman of the Remuneration Committee
11 September 2007

The Group seeks to follow best practice in corporate governance and, other than the formation of a Nominations Committee, has complied throughout the year with the best-practice provisions of the Combined Code. This report, together with the Report of the Board on remuneration, sets out the manner in which the Group has applied the principles contained in the Combined Code.

BOARD OF DIRECTORS

Responsibilities of the Board include setting the Group's strategic aims and objectives, helping to ensure that the necessary resources are available for their achievement, approval of operating plans, budgets and forecasts and the review of the performance of the business against objectives, approval of acquisitions, other major business matters and policies, review and approval of reporting to shareholders, reviewing performance of management and ensuring the maintenance of internal controls to assess and manage financial and operational risks. Additionally, the Board reserves for itself matters concerning Board and other senior executive appointments.

The Directors bring a range of relevant expertise and experience to the Board. As at 30 June 2007, the Board of Directors comprised: a Non-Executive Chairman, Barry Price (who is also a Non-Executive Director of Shire Pharmaceuticals plc and Chairman of Summit plc and BioWisdom Ltd); five additional Non-Executive Directors, Grahame Cook, Ann Hacker, Birgit Norinder, Dale Boden and Michael Pappas, of whom the first four are regarded as independent; and three Executive Directors, Glyn Edwards, Raymond Spencer and Ursula Ney. All Non-Executive Directors bring an independent judgement to Board deliberations and decisions. As noted on page 17, as at 30 June 2007, Barry Price has a beneficial interest in 643,077 shares, Grahame Cook has a beneficial interest in 1,125,540 shares and Dale Boden has an interest in 713,823 shares. Since 30 June 2007, Michael Pappas has acquired an additional 8,571 ordinary shares and Dale Boden an additional 10,000 ordinary shares in lieu of Director's fees. No other Directors have acquired an additional interest in the ordinary shares or share options of the Company since the 30 June 2007. In the opinion of the Board these shareholdings do not impair their independent status. As stated in Note 29, Michael Pappas has a relationship with Leventis Holdings SA, which has been a major shareholder of the Company since its foundation. Barry Price and Michael Pappas have each been on the Board for over nine years. The Board does not consider the above factors impair their independence of character or judgement. Michael Pappas is not formally regarded as an independent Non-Executive Director. Biographical details of Directors are provided on pages 8 and 9.

The current Senior Independent Director is Grahame Cook.

All Directors have direct access to the services and advice of the Company Secretary, who is also the Chief Financial Officer. The Company Secretary is responsible for ensuring compliance with relevant procedures, rules and regulations. The Board as a whole determines the appointment and removal of the Company Secretary. Due to its relatively small size, the Board does not feel that it is necessary to have the roles of Company Secretary and Chief Financial Officer separated. Directors may, at the Company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

There were six scheduled Board meetings during the year, which were fully attended. Appropriate information for the business to be conducted is provided in advance of Board meetings. The Directors may make further enquiries, as they deem appropriate. The Chairman holds meetings with the Non-Executive Directors without the Executive Directors. The Senior Independent Director additionally holds meetings with the other Non-Executive Directors, without the Chairman present, to appraise the Chairman's performance.

New Non-Executives receive an introduction to the business, meeting with senior executives for detailed discussions on the activities of the Group. Relevant training seminars have been attended by various Board members to assist in their further professional development.

The Board has evaluated its own performance and that of its Audit and Remuneration Committees on a broad range of issues including structure, functionality and meeting of objectives, conduct of meetings, corporate governance and relationships with shareholders. The results of these evaluations have been discussed and the Senior Independent Director has been charged with responsibility for implementing any recommendations for change. The Non-Executive Directors, led by the Senior Independent Director, are responsible for performance evaluation of the Chairman, taking into account the views of Executive Directors. The performance of the Chief Executive is reviewed by the Chairman and discussed with the Remuneration Committee by reference to achievement of individual and Company objectives. The performance of other Executive Directors is reviewed and monitored by the Chief Executive and discussed with the Chairman and Remuneration Committee. It is the Board's intention to conduct these reviews on an annual basis.

The Board delegates certain other responsibilities to committees, details of which are set out below. The terms of reference for the Audit and Remuneration Committees may be found on the Company's website at www.antisoma.com.

BOARD COMMITTEES

The Executive Board is responsible for the implementation of strategy and has day-to-day responsibility for managing the Group. It is chaired by Glyn Edwards and comprises the Executive Directors of the Company.

The Audit Committee is chaired by Grahame Cook. Birgit Norinder, Ann Hacker and Dale Boden were also members during the year. The terms of reference for the Audit Committee include responsibility for monitoring the integrity and compliance of the financial statements, for reviewing significant financial judgements contained therein and for ensuring that arrangements for the independent audit of the annual report and accounts and review of interim financial statements are appropriate and effective. The Audit Committee also reviews the internal financial control systems, treasury management procedures and controls and, together with the Board, risk management systems. Meetings of the Audit Committee were held three times during the year and were fully attended, with the Company's external auditors and the Chief Financial Officer attending as appropriate. The Audit Committee conducted a self-assessment of its performance by reference to an evaluation checklist. The Chair of the Audit Committee is nominated as the person to whom any financial or other matters of impropriety ('whistle-blowing') may be reported. The Audit Committee reviews and approves the engagement letters and scope for every piece of work carried out by the auditors and is satisfied with the auditors' statement regarding independence and conflicts of interest. The Audit Committee is satisfied that the nature and extent of non-audit services does not impair auditor objectivity or independence. Details of the amounts paid to the external auditors during the year for audit and non-audit services are set out in the notes to the financial statements on page 36.

The Remuneration Committee makes recommendations to the Board regarding the compensation policy and strategy for the Group as a whole and specifically for Executive Directors and senior management. It is also responsible for the grant of options under the Company Share Option Plan and Executive Incentive Plan. It is composed entirely of independent Non-Executive Directors and chaired by Ann Hacker. Grahame Cook and Birgit Norinder were also members during the year. Dale Boden was appointed to the committee on 20 March 2007. The Report of the Board on remuneration is set out on pages 14 to 19. Meetings of the Remuneration Committee were held six times during the year and were fully attended, with other members of the Board attending as appropriate.

The Board considers that, because of the Company's small size, it is not appropriate to have a separate Nominations Committee (required under provision A.4.1 of the Code) and reserves for itself responsibility for the appointment of new Directors under the leadership of the Non-Executive Chairman. The Chairman receives nominations for new Directors and then makes recommendations to the Board, applying objective criteria to selection of Board candidates to ensure that new members bring a balance of skills and experience. All Board members provide input to the process for any appointment. Where appropriate, candidates are selected using external search consultants. The Board believes that these procedures are formal, rigorous, transparent and inclusive and comply with the principles of the Combined Code.

ATTENDANCE AT BOARD MEETINGS AND COMMITTEES

The Directors attended the following Board meetings and committees:

	Board Meetings	Audit Committee meetings	Remuneration Committee meetings
Barry Price	6/6	n/a	n/a
Glyn Edwards	6/6	n/a	n/a
Raymond Spencer	6/6	n/a	n/a
Ursula Ney	6/6	n/a	n/a
Grahame Cook	6/6	3/3	6/6
Michael Pappas	6/6	n/a	n/a
Ann Hacker	6/6	3/3	6/6
Birgit Norinder	6/6	3/3	6/6
Dale Boden	6/6	3/3	1/1

RELATIONSHIP WITH SHAREHOLDERS

The Company is committed to maintaining good relations with its shareholders through the provision of financial updates, interim and annual reports, press releases, presentations at conferences, through its website www.antisoma.com and through meeting with shareholders in general meetings. Individual meetings between Executive Directors and significant institutional shareholders are also arranged.

The Board takes steps to ensure that its members develop an understanding of the views of major shareholders. This is achieved through feedback from meetings between management and significant shareholders and feedback from the Company's brokers and financial advisors. Non-Executive Directors together with the Chairman of the Board and the Executive Directors meet with shareholders at the AGM. Shareholders are invited to ask questions and to meet with Directors after the formal proceedings have ended. The Senior Independent Director is available to shareholders if contact through the normal channels is inappropriate or has failed to resolve concerns.

INTERNAL CONTROL AND RISK MANAGEMENT

The Board has overall responsibility for ensuring that the Group maintains adequate systems of internal control. Such systems are designed to manage, rather than eliminate, risks and therefore can only provide reasonable and not absolute assurance against material misstatement or loss.

This part of the remuneration report is unaudited.

The Group has established a formal process which accords with the Turnbull guidance for identifying and evaluating the significant risks faced by the Group and carries out a comprehensive risk assessment at least annually. The Board regularly reviews the system of internal controls and the effectiveness of risk identification and evaluation, updating the risk assessment as appropriate. This review process has been in place throughout the year up to the date of approval of the Annual Report and Accounts and covers risk management and controls of financial, operational and regulatory matters. The Group has reviewed its internal financial controls and also carried out operational risk assessments and reviewed insurance provisions. On the recommendation of the Audit Committee, taking into account the close involvement of the Chief Financial Officer and other Executive Directors in the management and supervision of the Group's financial affairs and the Group's relatively small size, the Board does not consider it appropriate to have an internal audit function.

THE BIOINDUSTRY ASSOCIATION CODE OF BEST PRACTICE

The UK BioIndustry Association, of which Antisoma plc is a member, published a code in 2000 to establish principles of best practice for information communication and management amongst its members. An updated edition was published in 2006. The principles support and extend the Company's duty to publish and communicate information in a fair, equal and balanced manner. The Board is committed to providing quality dialogue with investors and other interested parties and confirms that the Group has complied with the code for the year under review.

GOING CONCERN

As at 30 June 2007 the Company and Group had cash and liquid resources of approximately £61.4 million, which are sufficient to meet the requirements of the business for at least the next 12 months. Accordingly, the Directors have adopted the going concern basis in preparing the financial statements.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

(in respect of the Annual Report, the Report of the Board on remuneration and the financial statements)

The Directors are responsible for preparing the Annual Report, the Report of the Board on remuneration and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group and Company financial statements in accordance with International Financial Reporting Standards ('IFRSs') as adopted by the European Union. The financial statements are required by law to give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state that the financial statements comply with IFRSs as adopted by the European Union; and
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements and the Report of the Board on remuneration comply with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company's website. Information published on the Internet is accessible in many different countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

So far as each Director is aware, there is no relevant audit information of which the Company's auditors are unaware. Each Director has taken all the steps that he or she ought to have taken in his or her duty as a Director in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

By order of the Board



Raymond Spencer
Company Secretary
11 September 2007

We have audited the Group and Company financial statements (the "financial statements") of Antisoma plc for the year ended 30 June 2007 which comprise the Consolidated income statement, the Consolidated statement of recognised income and expense, the Consolidated and Company balance sheets, the Consolidated and Company cash flow statements, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report of the Board on remuneration that is described as having been audited.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report, the Report of the Board on remuneration and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Report of the Board on remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report of the Board on remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the Joint Chief Executive and Chairman's statement that is cross-referred from the Business review section of the Directors' report and that specific information presented in the Financial review that is cross-referred from the Financial and Non-Financial Key Performance Indicators section of the Directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' report, the unaudited part of the Report of the Board on remuneration, Highlights, the Joint Chief Executive and Chairman's statement, the Financial review, Directors and senior management, the Corporate social responsibility review and the Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report of the Board on remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report of the Board on remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report of the Board on remuneration to be audited.

OPINION

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 June 2007 and of its loss and cash flows for the year then ended;

- the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 30 June 2007 and cash flows for the year then ended;
- the financial statements and the part of the Report of the Board on remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
11 September 2007

CONSOLIDATED INCOME STATEMENT

For the year ended 30 June 2007

	Notes	2007 £'000	2006 £'000
Revenue	2	**7,956**	1,630
Research and development expenditure		**(14,511)**	(16,569)
Administrative expenses		**(7,324)**	(4,854)
Total operating expenses		**(21,835)**	(21,423)
Operating loss	6	**(13,879)**	(19,793)
Interest receivable	5	**1,176**	923
Loss before taxation		**(12,703)**	(18,870)
Taxation	7	**2,953**	1,998
Loss for the year	25	**(9,750)**	(16,872)
Loss per ordinary share			
Basic and diluted (restated)	9	**2.36p**	4.67p

All amounts arise from continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 30 June 2007

	Notes	2007 £'000	2006 £'000
Loss for the year		**(9,750)**	(16,872)
Exchange translation difference on consolidation	26	**(1,638)**	(110)
Total recognised expense for the year		**(11,388)**	(16,982)

The Company has no other recognised income or expense in the year that did not pass through the income statement.

CONSOLIDATED BALANCE SHEET

As at 30 June 2007

	Notes	2007 £'000	2006 £'000
Assets			
Non-current assets			
Goodwill	10	**5,523**	6,133
Intangible assets	11	**19,065**	19,008
Property, plant and equipment	12	**485**	618
Deferred tax asset	16	**750**	–
		25,823	25,759
Current assets			
Trade and other receivables	14	**2,460**	928
Current tax receivable		**2,011**	1,900
Short-term deposits	18	**10,000**	5,506
Cash and cash equivalents	18	**51,414**	9,412
		65,885	17,746
Liabilities			
Current liabilities			
Trade and other payables	15	**(7,492)**	(4,657)
Deferred income	17	**(31,905)**	(313)
Provisions	19	**(341)**	(16)
Net current assets		**26,147**	12,760
Total assets less current liabilities		**51,970**	38,519
Non-current liabilities			
Deferred tax liabilities	16	**(5,523)**	(6,133)
Deferred income	17	**–**	(573)
Provisions	19	**(168)**	(24)
		(5,691)	(6,730)
Net assets		**46,279**	31,789
Shareholders' equity			
Share capital	20	**8,795**	8,040
Share premium	23	**100,451**	76,221
Other reserves	24	**18,571**	20,209
Profit and loss account	25	**(81,538)**	(72,681)
Total shareholders' equity		**46,279**	31,789

The financial statements on pages 25 to 52 were approved by the Board of Directors on 11 September 2007 and were signed on its behalf by

B.J. Price

Barry Price
Director

COMPANY BALANCE SHEET

As at 30 June 2007

	Notes	2007 £'000	2006 £'000
Assets			
Non-current assets			
Investments in subsidiaries	13	**49,945**	49,052
Trade and other receivables	14	**110,357**	84,913
		160,302	133,965
Current assets			
Trade and other receivables	14	**10**	10
Liabilities			
Current liabilities			
Trade and other payables	15	**(111)**	(56)
Net current liabilities		**(101)**	(46)
Net assets		**160,201**	133,919
Shareholders' equity			
Share capital	20	**8,795**	8,040
Share premium	23	**100,451**	76,221
Other reserves	24	**45,234**	45,234
Profit and loss account	25	**5,721**	4,424
Total shareholders' equity		**160,201**	133,919

The financial statements on pages 25 to 52 were approved by the Board of Directors on 11 September 2007 and were signed on its behalf by:

B.J. Price

Barry Price
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 June 2007

	Notes	2007 £'000	2006 £'000
Cash flows from operating activities			
Loss for the year		(9,750)	(16,872)
Add back:			
Interest		(1,176)	(923)
Tax	7	(2,953)	(1,998)
Adjustments for:			
Impairment of acquired intellectual property rights	11	144	-
Depreciation of property plant and equipment	12	321	431
Loss on disposal of property plant and equipment		-	2
Share-based payments	22	893	675
Operating cash flows before movement in working capital		(12,521)	(18,685)
(Increase)/decrease in debtors		(1,500)	157
Increase/(decrease) in creditors		34,323	(1,118)
Cash generated from/(used in) operations		20,302	(19,646)
Interest received		1,144	937
Research and development tax credit received		2,092	1,698
Net cash generated from/(used in) operating activities		23,538	(17,011)
Cash flows from investing activities			
Purchase of property, plant and equipment		(188)	(70)
Purchase of intangible assets		(1,839)	-
(Purchase)/sale of short-term deposits		(4,494)	1,994
Net cash (used in)/generated from investing activities		(6,521)	1,924
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	26	26,503	7,192
Expenses paid in connection with issue of ordinary share capital	23,26	(1,518)	(237)
Net cash generated from financing activities		24,985	6,955
Net increase/(decrease) in cash and cash equivalents		42,002	(8,132)
Cash and cash equivalents at beginning of year		9,412	17,544
Cash and cash equivalents at end of year		51,414	9,412

COMPANY CASH FLOW STATEMENT

For the year ended 30 June 2007

	Notes	2007 £'000	2006 £'000
Cash flows from operating activities			
Operating loss for the year		**(773)**	(524)
Operating cash flows before movement in working capital		**(773)**	(524)
Increase in debtors		**(25,444)**	(7,243)
Increase/(decrease) in creditors		**56**	(111)
Cash used in operations		**(26,161)**	(7,878)
Interest received		**1,176**	923
Net cash (used in)/received from operating activities		**(24,985)**	(6,955)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	26	**26,503**	7,192
Expenses paid in connection with issue of ordinary share capital	23,26	**(1,518)**	(237)
Net cash generated from financing activities		**24,985**	6,955
Net decrease in cash and cash equivalents		**–**	–
Cash and cash equivalents at beginning of year		**–**	–
Cash and cash equivalents at end of year		**–**	–

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below.

The Company is a public limited company incorporated and domiciled in the United Kingdom, with its registered office at West Africa House, Hanger Lane, Ealing, UK, W5 3QR.

BASIS OF PREPARATION

These financial statements have been prepared by Antisoma plc in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretation Committee interpretations ('IFRIC') as adopted for use by the EU and endorsed by 30 June 2007 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. For Antisoma, there are no differences between IFRSs as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board ('IASB').

The Group established IFRS accounting policies in the prior year and applied these policies and applicable IFRS 1 – 'First-time Adoption of International Financial Reporting Standards' transition provisions to determine the opening balance sheet at its date of transition, being 1 July 2004. Those exemptions provided by IFRS 1 which have continuing relevance are as follows:

- Business combinations: a first-time adopter may elect not to apply IFRS 3 – 'Business combinations' retrospectively to business combinations that occurred before the date of transition to IFRS. The Group elected to take advantage of this exemption, not applying IFRS 3 to the business combinations that occurred before 1 July 2004, the Group's date of transition.

- Share-based payments: the Group has applied the requirements of IFRS 2 – 'Share-based payments' in accordance with the transitional provisions. IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that had not vested at 1 January 2005.

The financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of derivative financial instruments at fair value through the income statement.

BASIS OF CONSOLIDATION

The consolidated financial statements include the financial information of the Company and all its subsidiary undertakings.

The acquisition of Antisoma Research Limited, which occurred prior to 1 July 2004, was a business combination involving entities under common control. The financial statements of Antisoma Research Limited have been consolidated using the principles of 'merger accounting'. The principles of merger accounting are that the assets and liabilities of the acquired company are not restated to fair value, no goodwill arises and the consolidated financial information incorporates the combined companies' results as if the companies had always been combined.

In line with the provisions of IFRS 1, acquisitions completed before 1 July 2004 have not been accounted for under IFRS 3. Instead, the historical UK GAAP accounting treatment has been retained.

All other subsidiaries have been consolidated using the principles of acquisition accounting under IFRS 3. Under IFRS 3, the results of acquired subsidiaries are included in the consolidated income statement from the date that they are acquired. The cost of an acquisition is the fair value of consideration, including costs directly attributable to the acquisition. All of the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their fair values. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

Intra-group transactions, profits and balances are eliminated in full on consolidation.

USE OF ASSUMPTIONS AND ESTIMATES

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised.

Material estimates and assumptions are made in particular with regard to impairment testing, revenue recognition criteria, and the likelihood that tax assets can be realised.

INVESTMENTS

Short-term investments (classified as "short-term deposits") represent cash held on deposit with initial maturities in excess of three months but less than a year. Such investments are held at cost.

GOODWILL
Goodwill arising on consolidation represents the excess of the fair value of consideration over the fair value of identifiable net assets acquired. Goodwill is recognised as an asset and reviewed for impairment at least annually and whenever there is an indicator of impairment. Impairment losses in respect of goodwill are not reversed. As permitted by IFRS 1, goodwill written off prior to transition to IFRS has not been reinstated as an asset and will not be included in determining any subsequent profit or loss on disposal. See Note 10 for a detailed description of the impairment review that is carried out.

INTANGIBLE FIXED ASSETS
Intangible fixed assets other than goodwill, which comprise licences, patents and product rights, are recorded at their fair values at acquisition date (if acquired as part of a business combination) or cost (if acquired separately) and are amortised on a straight-line basis over their estimated useful economic lives from the time they are available for use. Where a product is at a relatively early stage of development the full cost of the licences or rights purchased are capitalised but not amortised until that product is available for use. Subsequent milestone payments made by the Group to the licensor are also capitalised as and when they are made. Annual maintenance charges paid per the terms of the licence agreement are expensed in administrative costs as they are incurred.

Assets that are not yet available for use are not subject to amortisation and are tested at least annually for impairment or whenever there is an indicator of impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the asset's carrying value exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. See Note 11 for a detailed description of the impairment review that is carried out.

IMPAIRMENT
In carrying out impairment reviews of goodwill, intangible and tangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the likelihood of success of clinical trials, the likelihood of regulatory approval, the milestone payments receivable, future rates of market growth, the market demand for the products, the future profitability of the products, and the longevity of the products in the market. If actual results should differ or changes in expectations arise, impairment charges may be required which would materially impact on operating results. Details of impairment reviews can be seen in Notes 10 and 11.

PROPERTY, PLANT AND EQUIPMENT
The cost of property, plant and equipment is their purchase cost, together with any incidental costs of acquisition. Depreciation is provided to write off the cost or valuation, less estimated residual values, of all property, plant and equipment, over their expected useful lives. It is calculated at the following rates:

Office equipment	15% per annum
Computers – office and laboratory	33% per annum
Office fixtures and fittings	33% per annum
Laboratory fixtures and fittings	20% per annum
Laboratory equipment – owned	20% per annum
Laboratory equipment – leased	20% per annum

An impairment loss is recognised for the amount by which an asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash in hand and deposits with banks that have a maturity of three months or less from the date of inception.

Deposits that have a maturity greater than three months but less than a year from the date of inception have been disclosed separately as short-term deposits.

TAXATION
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements in accordance with IAS 12 – 'Income taxes'. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

RESEARCH AND DEVELOPMENT TAX CREDITS

The Group makes claims each year for Research and Development Tax Credits and, as it is loss making, elects to take the cash equivalent amount. The Group accrues for the expected cash equivalent amount for each year into that year's financial statements.

FINANCE AND OPERATING LEASES

Costs in respect of operating leases are charged on a straight-line basis to the income statement over the lease term. Leasing agreements that transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in property, plant and equipment and the capital elements of the leasing commitments are shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. The Group ensures that such leases include an option to purchase the asset at the end of the lease term and so assets held under finance leases are depreciated over the useful lives of equivalent owned assets.

REVENUE

Revenue, which excludes value added tax, represents the fair value of consideration receivable in respect of goods and services supplied. The Group's business strategy includes entering into collaborative licence and development agreements with biotechnology and pharmaceutical companies for the development and commercialisation of the Group's product candidates. The terms of the agreements historically have included non-refundable licence fees, funding of research and development, payments based on the achievement of clinical development milestones, and royalties on product sales. In certain instances the agreements have included the sale of exclusive options on future compounds and share subscription agreements.

Revenue arising from collaborative agreements consisting of multiple elements is allocated to those elements in accordance with contractual terms, which are indicative of the fair values of the individual elements. Significant management judgement is required in determining whether, in substance, elements of such contracts operate independently of other elements and whether they should therefore be accounted for separately. Revenue in respect of each separable element (or, where no elements are separable, in respect of the contract as a whole) are spread over the period over which the Group is expected to complete its service obligations under an arrangement. In the absence of a more rational basis on which such milestones may be recognised, up-front milestones are typically recognised on a straight-line basis over the performance period. In particular, if the Group is involved in a steering committee as part of a multiple element arrangement, the Group assesses whether its involvement constitutes an obligation or a right to participate. Steering committee services that are considered significant obligations are combined with other research service obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Group expects to complete its obligations.

Amounts received or receivable under research and development contracts and collaborative research agreements are recognised as revenue in the period in which the related costs are incurred or services are provided. These contributions towards costs incurred are received where the Group is the principal in the transaction, and as such these amounts have been recorded gross as revenue and not netted against costs incurred. As revenue represents contributions towards costs incurred, no amounts have been allocated to cost of sales; instead all costs relating to these development programmes are recorded as research and development expenditure.

Non-refundable licence fees and payments on the achievement of development milestones are recognised as revenue when the Group has a contractual right to receive such payment, the amount can be measured reliably, it is probable that the economic benefits associated will flow to the Group, and when the specific conditions stipulated in the licence agreements have been satisfied.

Royalty revenue is to be recognised upon the sale of the related products, provided that the royalty amounts are reliably measurable, it is probable the benefits will be received, and the Group has no remaining obligations under the arrangement.

Amounts receivable as option fees to access the Group's intellectual property are spread over the option period.

The principal sources of revenue for the Group in the two years ended 30 June 2007 were:

£ million	2007	2006
Recognition of upfront and milestone payments on a time-apportioned basis:		
Novartis	6.6	–
Other	0.7	1.6
R&D services and materials recharged:		
Novartis	0.7	–
Total revenues	8.0	1.6

RESEARCH AND DEVELOPMENT EXPENDITURE

Research and development expenditure is currently written off to the income statement as it is incurred. Due to the regulatory and other uncertainties inherent in the development of the Group's products, the criteria for development costs to be recognised as an asset, as prescribed by IAS 38 – 'Intangible assets', are not met until the product has been submitted for regulatory approval and when it is highly probable that future economic benefits will flow to the Group. The Group does not currently have any internal development costs that qualify for capitalisation as intangible assets.

FINANCIAL INSTRUMENTS

Forward exchange contracts and foreign exchange options are revalued to fair value with net unrealised gains and losses recorded in the income statement. The Group does not employ hedge accounting. The Group does not have in existence any forward exchange contracts at the year-end.

FOREIGN CURRENCY

The functional currency of each Group entity is the currency of the primary economic environment in which the entity operates. Transactions denominated in foreign currencies have been translated into the functional currency of the Group entity at quarter-end rates of exchange. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been taken to operating results in the income statement.

The results of foreign operations are translated into the Group's reporting currency at quarter-end exchange rates and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

In preparing the Group's financial statements, the Board makes judgements in relation to the determination of the functional currency of each of its undertakings. In respect to its UK trading subsidiary, a substantial part of its expenses are denominated in GB Pounds. While the revenues of the subsidiary under the Novartis agreement are principally denominated in US dollars, the Board considers the economic environment that mainly influences revenues to be global rather than solely that of the US. Furthermore, historically the Group has retained the majority of its cash and short-term investment balances in GB Pounds, except as necessary to meet anticipated liabilities to suppliers requesting payments in US dollars. Although the Group may from time to time maintain substantial monetary assets in other currencies, it has determined that GB Pounds is the functional currency for its UK trading subsidiary.

Transactions denominated in foreign currencies have been recorded in the functional currency at prevailing rates of exchange. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been recorded in the Group's operating results within administrative expenses.

PENSION COSTS

Retirement benefits to employees and Directors are provided by defined contribution pension schemes. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions made by the Group are charged to the income statement in the period to which they relate.

SHARE OPTIONS

In accordance with IFRS 2 – 'Share-based payment', share options are measured at fair value at their grant date. The fair value is charged on a straight line basis to the income statement over the expected vesting period. National Insurance payable on the exercise of share-based payments is treated as a cash-settled share-based payment under IFRS 2 and the Group makes charges to the income statement based on an estimate of the National Insurance liability in respect of the outstanding awards at each period end. Where the National Insurance liability is virtually certain to be recovered from the relevant employees a corresponding receivable amount is also recognised in the income statement. Details of the assumptions used in calculating the share-based payment charge are detailed in Note 22.

FUTURE ANNOUNCEMENTS IN RELATION TO ACCOUNTING STANDARDS

The following IFRS and IFRIC interpretations, which are relevant to the Group, have been issued by IASB but are not yet effective. None is likely to have a material effect on the Group's results of operations or financial position.

In August 2005, the IASB issued IFRS 7 – 'Financial Instruments: Disclosures', which the Group will adopt in the financial year commencing 1 July 2007. The Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. The new requirements incorporate many of IAS 32's disclosures as well as additional qualitative and quantitative disclosures on the risks arising from financial instruments.

In August 2005, the IASB issued an amendment to IAS 1 – 'Presentation of Financial Statements', which the Group will adopt in the financial year commencing 1 July 2007. The Group will disclose additional information about its objectives, policies and process for managing capital.

In July 2006, the IASB issued IFRIC 10 – 'Interim Financial Reporting and Impairment', which is required to be implemented in the Group's financial year commencing 1 July 2007. This interpretation requires that any impairment loss recognised in respect of goodwill or an equity investment in a quarterly interim statement shall not subsequently be reversed in subsequent quarterly or annual statements.

In November 2006, the IASB issued IFRS 8 – 'Operating Segments', which is required to be implemented in the financial year commencing 1 July 2009. This aligns the IFRS reporting of segmental analysis with that provided in accordance with US GAAP and requires segmental analysis reported by an entity to be based on information used by management.

In November 2006, the IASB issued IFRIC 11, IFRS 2 – 'Group and Treasury Share Transactions', which is required to be implemented in the Group's financial year commencing 1 July 2007. This interpretation provides guidance on whether share-based transactions involving group entities should be accounted for as equity-settled or cash-settled transactions.

In March 2007 the IASB issued IAS 23 Amendment – 'Borrowing Costs', an amendment to IAS 23, which requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. This change in treatment should be applied prospectively to all annual periods beginning on or after 1 January 2009.

The following interpretations are not yet effective and not relevant for the Group's operations: IFRIC 12 – 'Service concession agreements', IFRIC 13 – 'Customer loyalty programmes' and IFRIC 14 – 'IAS19 – The limit on a defined-benefit asset, minimum funding requirements and their interaction.'

2. SEGMENTAL INFORMATION

The Directors are of the opinion that under IAS 14 – 'Segmental information' the Group has only one business segment, being drug development. In addition, as the Group's activities are virtually all UK based, there is only one geographical segment. The Group's geographical segments are determined by location of operations.

All revenue is derived from customers whose operations are located in Europe.

3. DIRECTORS' EMOLUMENTS

Directors' emoluments receivable by Directors of Antisoma plc from Antisoma Group companies are as follows:

	2007 £'000	2006 £'000
Aggregate emoluments		
Emoluments and benefits	1,328	998
Pension contributions	86	83
Highest-paid Director		
Emoluments and benefits	497	349
Pension contributions	35	34

Bonuses were paid in August 2007 in respect of the 12-month period from 1 July 2006 to 30 June 2007. Executive Directors' benefits include a car allowance and private health insurance. Only Executive Directors' basic salary is pensionable. Non-Executive Directors' fees are non-pensionable.

The three Executive Directors have retirement benefits accruing to them through defined contribution schemes, in respect of qualifying services.

Detailed information concerning Directors' remuneration and interests in share options is set out in the Report of the Board on remuneration on pages 14 to 19.

The Directors made gains of £nil (2006: £nil) in relation to the exercise of share options.

4. EMPLOYEE INFORMATION

The average number of persons (including Executive Directors) employed by the Group during the year was:

	2007	2006
By activity:		
Administration	**21**	20
Research and development	**38**	42
	59	62

	2007 £'000	2006 £'000
Staff costs for the Group		
Wages and salaries	**4,716**	4,186
Social security costs	**582**	507
Post-employment benefits (see Note 30)	**342**	328
Termination payments	**–**	183
Share-based payments	**893**	675
	6,533	5,879

Key Management Compensation (included in staff costs) (includes six senior managers and three Executive Directors) was:

	2007 £'000	2006 £'000
Salaries and short-term employee benefits	**1,988**	1,684
Post-employment benefits	**170**	170
Termination benefits	**–**	183
Share-based payments	**607**	429
	2,765	2,466

The Company has nil employees (2006: nil employees).

5. INTEREST RECEIVABLE

	2007 £'000	2006 £'000
On short-term deposits	**151**	779
On cash and cash equivalents	**1,025**	144
	1,176	923

6. OPERATING LOSS

The following items have been included in arriving at the operating loss:

	2007 £'000	2006 £'000
Depreciation		
Tangible owned property, plant and equipment	**321**	431
Loss on disposal of property, plant and equipment	**–**	2
Hire of plant and machinery - operating leases	**8**	8
Hire of other assets - operating leases	**480**	496
Net foreign exchange differences	**867**	10
Auditors' remuneration (see below)	**263**	165

Operating loss is stated after charging for research and development, restructuring and general administrative costs but before investment income and finance costs (where applicable).

	2007 £'000	2006 £'000
Auditors' remuneration		
Audit services		
Fees payable to Company auditor for the audit of the Company and consolidated accounts	**29**	39
Non-audit services		
Fees payable to the Company's auditor and its associates for other services:		
The audit of Company's subsidiaries pursuant to legislation	**15**	14
Other services pursuant to legislation	**83**	7
Tax services	**11**	25
Services relating to corporate finance transactions entered into or proposed to be entered into on behalf of the Company or any of its associates	**125**	80
	263	165

OTHER SERVICES PROVIDED BY THE GROUP'S AUDITORS

The terms of reference for the Audit Committee include responsibility for monitoring the integrity and compliance of the financial statements, for reviewing significant financial judgements contained therein and for ensuring that arrangements for the independent audit of the Annual report and accounts and review of interim financial statements are appropriate and effective. The Audit Committee reviews and approves the engagement letters and scope for every piece of work carried out by the auditors and is satisfied with the auditor's statement regarding compliance and conflicts of interest. The Audit Committee is satisfied that the nature and extent of non-audit services does not impair auditor objectivity or independence.

7. TAXATION

No corporation tax liability arises on the results for the year ended 30 June 2007 due to the loss incurred. The tax credit relates to a UK Research and Development Tax Credit of £2,203,000 (2006: £1,998,000) and deferred tax benefit of £750,000 (2006: £nil).

The current UK Research and Development Tax Credit of £2,203,000 (2006: £1,998,000) relates to an accrual for the UK Research and Development Tax Credit claim in respect of the year ended 30 June 2007 of £2,011,000, and £192,000 relates to under-accrued amounts in relation to the year ended 30 June 2006.

Due to the signing of the Novartis agreement, the Group is forecast to make a profit in the year ending 30 June 2008; therefore a deferred tax asset has been created to reflect the use of net operating losses in that year amounting to £750,000 (2006: £nil).

At 30 June 2007, the Group had tax losses available for carry forward in excess of £66,000,000 (2006: £56,000,000) subject to agreement with the relevant tax authority.

	2007 £'000	2006 £'000
Loss on ordinary activities before taxation	(12,703)	(18,870)
Loss on ordinary activities multiplied by the standard rate of UK corporation tax at 30%	(3,811)	(5,661)
Effects of:		
Depreciation in excess of capital allowances	58	144
Expenses not deductible for tax purposes	204	–
Losses carried forward or surrendered for R&D tax credits	3,549	5,517
Deferred tax asset	(750)	–
Prior year Research and Development Tax Credit	(192)	(98)
Current year Research and Development Tax Credit	(2,011)	(1,900)
Total tax credit for the period	(2,953)	(1,998)

8. PROFIT FOR THE FINANCIAL YEAR

As permitted by section 230 of the Companies Act 1985, the parent company's (the Company's) income statement has not been included with these financial statements. The results for the Company are presented under IFRS.

The Company's result for the financial year was a profit of £404,000 (2006: £399,000).

9. LOSS PER ORDINARY SHARE

The Group has no dilutive potential ordinary shares in issue because it is loss making. Following the Company's placing of shares in December 2006, the weighted average number of shares and therefore the loss per ordinary share for the year ended 30 June 2006 has been restated to take account of the bonus element of the placing. The bonus arises because the placing was made at a discount to the market price.

	2007	2006
Loss for the year (£'000)	(9,750)	(16,872)
Weighted average number of shares ('000)	413,756	360,894
Basic and diluted loss per ordinary share	2.36p	4.67p

10. GOODWILL

	2007 £'000	2006 £'000
Group		
Cost		
As at 1 July	**6,133**	6,177
Revaluation due to changes in foreign exchange rates	**(610)**	(44)
As at 30 June	**5,523**	6,133
Accumulated impairment losses		
As at 1 July	–	–
Impairment losses for the year	–	–
As at 30 June	–	–
Net book value at 30 June	**5,523**	6,133

The changes in goodwill in the year have arisen due to movements in the GB Pound relative to the US Dollar. As the GB Pound strengthened against the US Dollar during the years ended 30 June 2007 and 30 June 2006 there has been a decrease in the GB Pound value of the Aptamera, Inc. balance sheet at the year-end and as a result there has been a decrease in the value of the goodwill. The goodwill occurred on the acquisition of Aptamera, Inc. (now known as Antisoma Inc.).

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. During the year, the acquired goodwill in respect of Aptamera, Inc. was tested for impairment in accordance with IAS 36. In order to test the impairment of the goodwill in respect of Aptamera, Inc. a discounted cash flow model was created for AS1411, the product acquired with Aptamera, Inc. A number of significant assumptions have to be made when preparing cash flow projections. The discounted cash flow looks at all future cash outflows for AS1411 such as clinical trial costs and marketing and sales costs, and also looks at cash inflows from milestone payments and royalties (based on estimated penetration levels and estimated price in each target market and market growth rates of 1%). Cash flows are considered over the period to 2023. If actual cash flows should differ, or changes in expectations arise, impairment charges may be required which would materially impact on operating results. These cash flows are then probability weighted based on the stage of development of AS1411 using standard industry probability factors. All the cash flows are then discounted using the Group's pre-tax weighted average cost of capital of 14% as applied to development products. If the total net present value is in excess of the intangible book value of AS1411 (see Note 11) plus the goodwill then no impairment is made to the goodwill. This test resulted in no impairment of the goodwill.

Company

The Company has no goodwill.

11. INTANGIBLE ASSETS

	Licences and product rights £'000	Aptamera Intellectual Property £'000	Total £'000
Group			
Cost			
At 1 July 2005	3,207	17,399	20,606
Revaluation due to changes in foreign exchange rates	–	(110)	(110)
At 30 June 2006	3,207	17,289	20,496
Additions	1,839	–	1,839
Revaluation due to changes in foreign exchange rates	–	(1,638)	(1,638)
At 30 June 2007	5,046	15,651	20,697
Amortisation			
Aggregate amortisation and impairment at 1 July 2005	1,488	–	1,488
Charge for the year	–	–	–
At 30 June 2006	1,488	–	1,488
Impairment charge	144	–	144
At 30 June 2007	1,632	–	1,632
Net book amount at 30 June 2007	**3,414**	**15,651**	**19,065**
Net book amount at 30 June 2006	1,719	17,289	19,008
Net book amount at 30 June 2005	1,719	17,399	19,118

The Group tests intangible assets that have not yet been brought into use annually for impairment, or more frequently if there are indications that intangible assets might be impaired.

The intangible assets have not been amortised as the products are not sufficiently close to market to be considered to have been brought into use and therefore subject to amortisation under IAS 38.

In carrying out impairment reviews of intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the likelihood of success of clinical trials, the likelihood of regulatory approval, the milestone payments received, future rates of market growth estimated at 1%, the market demand for the products, the future profitability of the products, the longevity of the products in the market and cost of capital. If actual cash flows should differ, or changes in expectations arise, impairment charges may be required which would materially impact on operating results. These cash flows are then probability weighted based on the stage of development of each product using standard industry probability factors. All the cash flows are then discounted using the Group's pre-tax weighted average cost of capital of 14% as applied to development products.

The carrying value of intangible assets is reduced to net realisable value where there is an indication of impairment such as when product candidates are no longer being developed. Such charges are made to administrative costs in the income statement.

No reasonably likely change in a key assumption would have given rise to an impairment of any other intangible asset.

There has been no amortisation expense in relation to the intangible assets for the year and it is estimated that the aggregate amortisation expense for each of the five succeeding fiscal years will be £nil.

Company
The Company has no intangible fixed assets.

12. PROPERTY, PLANT AND EQUIPMENT

	Office computers, equipment, fixtures and fittings (owned) £'000	Computers, laboratory equipment, (leased) £'000	Laboratory computers, equipment, fixtures and fittings (owned) £'000	Total £'000
Group				
Cost				
At 1 July 2005	847	161	1,849	2,857
Additions at cost	19	–	51	70
Disposals	(2)	–	–	(2)
At 30 June 2006	864	161	1,900	2,925
Additions at cost	38	–	150	188
Disposals	(3)	–	(3)	(6)
At 30 June 2007	899	161	2,047	3,107
Depreciation				
At 1 July 2005	651	161	1,066	1,878
Charge for the year	148	–	283	431
Disposals	(2)	–	–	(2)
At 30 June 2006	797	161	1,349	2,307
Charge for the year	37	–	284	321
Disposals	(3)	–	(3)	(6)
At 30 June 2007	831	161	1,630	2,622
Net book amount at 30 June 2007	**68**	**–**	**417**	**485**
Net book amount at 30 June 2006	67	–	551	618
Net book amount at 30 June 2005	196	–	783	979

Those assets which are classified as leased assets are on secondary leases for which a peppercorn rent is paid. All other leases have been reviewed by the Group on the basis of IAS 17 – 'Leases' and are classified as operating leases.

Company
The Company has no tangible fixed assets.

13. INVESTMENT IN SUBSIDIARIES

	2007 £'000	2006 £'000
Company		
Cost and valuation of interests in Group undertakings		
As at 1 July	49,052	48,377
Capital contributions in respect of share-based payments	893	675
As at 30 June	**49,945**	49,052

The share-based payment charges relate to the share options granted in the Company on behalf of employees of Antisoma Research Limited.

INTERESTS IN GROUP UNDERTAKINGS

Name of undertaking	Country of incorporation	Description of shares held	% of nominal value of issued shares held	Principal business activity
Antisoma Research Ltd	Great Britain	1p 'A' ordinary and £1 redeemable preference	100	development and commercialisation of potential therapeutic products for the treatment of cancer
Spring Fall Ltd	Great Britain	1p ordinary	100	dormant
Cancer Therapeutics Ltd	Great Britain	£1 'A' ordinary and 25p 'B' ordinary	100	dormant
Aptamera, Inc.*	United States of America	$0.001	100	development and commercialisation of potential therapeutic products for the treatment of cancer

*The name of Aptamera, Inc. was changed to Antisoma Inc. on 4 September 2007

14. TRADE AND OTHER RECEIVABLES

	2007 £'000	2006 £'000
Group		
Other receivables	939	244
Prepayments and accrued income	1,521	684
	2,460	928

	2007 £'000	2006 £'000
Company		
Non-current		
Amounts owed by Group undertakings	110,357	84,913
Current		
Prepayments and accrued income	10	10
	110,367	84 923

There are no fixed repayment terms in respect of the amounts owed by Group undertakings, which represent the funding of ongoing research and development requirements. The Group considers that the carrying amount of trade and other receivables approximates their fair value.

15. TRADE AND OTHER PAYABLES - CURRENT

	2007 £'000	2006 £'000
Group		
Trade creditors	**3,672**	1,347
Other tax and social security	**383**	163
Accruals	**3,437**	3,147
	7,492	4,657
Company		
Accruals	**111**	56

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16. DEFERRED TAX

Group

	2007 £'000	2006 £'000
Deferred tax liability at 1 July	**6,133**	6,177
Revaluation due to changes in foreign exchange rates	**(610)**	(44)
Deferred tax liability at 30 June	**5,523**	6,133
Deferred tax asset at 30 June	**750**	-

The deferred tax liability relates to intangible assets recognised on the acquisition of Aptamera, Inc. in 2005. The amount recognised is net of deferred tax assets on brought forward losses arising in the same tax jurisdiction. The movement in the deferred tax liability relates to the restatement of the US dollar value of the Aptamera, Inc. balance sheet.

A deferred tax asset of £750,000 has been credited in the year (2006: £nil). This represents the amount by which accumulated tax losses may be used to offset a projected tax charge arising in the year ending 30 June 2008 in the expectation that revenues recognised under the Novartis agreement exceed other costs of the Group, net of other timing differences expected to reverse in that financial year.

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

In April 2007, the UK government announced a cut of 2% in the UK corporation tax rates for large businesses with effect from 1 April 2008. A rate of 28% has therefore been applied to this year's deferred tax balances.

No other provisions for deferred tax have been made in other tax jurisdictions as it is probable that no liability will arise in the foreseeable future due to the availability of tax losses. The amount unprovided of the total potential liability/(asset) is as follows:

	2007 £'000	2006 £'000
Group		
Tax effect of timing differences		
Excess of depreciation over capital allowances	**91**	121
Other short-term timing differences	**(11)**	(238)
Employee benefits in excess of amounts vested	**(683)**	(433)
Losses carried forward	**(17,493)**	(16,811)
	(18,096)	(17,361)

Company

No provision for deferred tax has been made as it is probable that no liability will arise in the foreseeable future due to the availability of tax losses that can be Group relieved. No deferred tax assets have been recognised as there is insufficient certainty of future taxable profits.

17. DEFERRED INCOME

	2007 £'000	2006 £'000
Group		
Deferred income less than one year	**31,905**	313
Deferred income greater than one year	**-**	573

The increase in deferred income in the year ended 30 June 2007 is as a result of the agreement signed with Novartis in April 2007, which included an upfront payment of £38 million from Novartis, which is being recognised on a straight-line basis over the period to 30 June 2008.

Also included within the 30 June 2007 balance are amounts relating to a 2002 agreement with Roche of £261,000. All of the deferred income at 30 June 2006 related to Roche income.

Company

The Company has no non-current liabilities.

18. FINANCIAL INSTRUMENTS

The financial risks faced by the Group include liquidity risk, interest rate risk, credit risk and currency risk. The Board reviews and agrees policies for managing each of these risks. Where appropriate, the Group uses derivative financial instruments to reduce exposure to foreign exchange risk; it does not use derivative financial instruments for trading purposes.

The Group's main objectives in using non-derivative financial instruments are the maximisation of returns from funds held on deposit whilst maintaining credit risk at acceptable levels and, when appropriate, the generation of additional cash resources through financing arrangements for capital assets and the issue of shares. The Group also considers whether to use forward contracts in order to manage the cash flow risk associated with foreign currency revenues and purchases.

LIQUIDITY RISK

The Group's policy is to raise cash in advance of when it is required and when market conditions are appropriate, using those financial instruments that can be negotiated with the providers of finance at that time. The Group maintains sufficient cash balances as cash and cash equivalents to meet liabilities as they fall due.

INTEREST RATE RISK

The Group receives interest from cash on deposit and the level of this interest is dependent upon prevailing interest rates. The Group seeks to maximise the receipt of interest subject to acceptable levels of credit risk.

CREDIT RISK

The Group places funds on deposit only with financial institutions who have a high credit rating and does not place a disproportionate amount of funds with any single financial institution.

CURRENCY RISK

The Group's results and liquidity are affected by fluctuations in foreign currency exchange rates, principally in respect to the US dollar. A substantial part of its expense activities and capital expenditures are in UK sterling, whereas its revenue (current and potential) from licensing agreements is, and is expected to be, primarily in US dollars. Future receipts from Novartis under the current arrangement will be in US dollars, but the timing and receipt of these payments are dependent on achieving certain milestones, which are by their nature uncertain, and therefore the Board considers it not appropriate to hedge against these receipts.

Additionally, the Group has historically maintained a balance of US dollar deposits in order to meet certain anticipated liabilities to suppliers requesting payments in US dollars. The Group has sold and purchased US dollars at the spot rates to maintain this balance as appropriate. However, at 30 June 2007, £37.0 million (72%) of its cash and cash equivalents balance is held in US dollar denominated accounts as a result of the upfront payment received from Novartis in June 2007. This balance is retranslated into the Group's functional currency on each balance sheet date with any currency gains or losses recorded in its operating results. The Group reported a loss of £867,000 in the operating results for the year ended 30 June 2007 due principally to the currency movements related to its US dollar denominated monetary assets. The Group expects to continue to maintain a significant balance in US dollars for the foreseeable future. As a result of the above, any significant movements in the exchange rate between UK sterling and the US dollar may have a material effect on the Group's future reported results of operations, financial position and cash flows.

The Board monitors the Group's exposure to foreign currencies and approves forward contracts as the Board considers appropriate. Although the Group currently holds substantial US dollar denominated monetary assets beyond its operating requirements as a result of the upfront payment by Novartis, it generally aims to hedge currency risk, where it does not already hold such currency on deposit, through a forward purchase, option or other derivative instrument to cover anticipated exposure over the succeeding three months where this exceeds £2 million or its equivalent. The Group may purchase currency at spot or in advance to cover anticipated 3-month exposure of less than £2 million in any one currency. The Group's net assets of overseas subsidiaries are not considered material to the Group, and it has not sought to hedge its net investment in overseas operations. The Group believes that, upon commercialisation of its product candidates, it will begin to receive increased revenues in currencies other than the US dollar.

Numerical financial instruments are set out below. Additional disclosures are set out in the accounting policies relating to financial instruments and foreign currencies.

In accordance with IAS 39 – 'Financial instruments: Recognition and measurement', the Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in such standard.

INTEREST RATE RISK PROFILE OF THE GROUP'S FINANCIAL LIABILITIES

No interest is payable on the Group's provision for National Insurance on share options.

The Group has no liabilities that are exposed to interest rate risk.

The maturity profile of the Group's financial liabilities is shown in Note 19.

INTEREST RATE RISK PROFILE OF THE GROUP'S FINANCIAL ASSETS

	Cash and cash equivalents 2007 £'000	**Short-term deposits 2007 £'000**	Cash and cash equivalents 2006 £'000	Short-term deposits 2006 £'000
GB Pounds	**14,393**	10,000	8,664	5,506
US Dollars	**37,021**	–	748	–
	51,414	10,000	9,412	5,506
Fixed rate less than one year	**46,838**	10,000	2,194	5,506
Floating rate greater than one year	**4,576**	–	7,218	–
	51,414	10,000	9,412	5,506

The fixed rate short-term deposits in Sterling and US dollars were placed with banks for between three months and 12 months and earned interest of between 5.49% and 5.69% in the year ended 30 June 2007. Floating rate cash earns interest based on relevant national LIBID equivalents.

CURRENCY RISK PROFILE

The functional currency of the Group's major trading subsidiary is Sterling, and the majority of its transactions are denominated in that currency. At 30 June 2007, the Group had net foreign currency assets of £36,830,000 (2006: £nil) in US dollars and liabilities of £nil (2006: (£87,000)) in Euros and liabilities of (£46,000) (2006: (£70,000)) in other currencies.

BORROWING FACILITIES

The Group had no unused borrowing facilities at 30 June 2007 or 30 June 2006.

FAIR VALUES

Where market values are not available, fair values of financial assets and liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year-end exchange rates.

In the opinion of the Group there is no material difference between the fair value of cash and short-term investments and the carrying values referred to above. Carrying values approximate to fair values because of the short maturity period of these financial instruments.

19. PROVISIONS

	2007 £'000	2006 £'000
Group		
Provision for employer's National Insurance on share option gains less than one year	**341**	16
Provision for employer's National Insurance on share option gains greater than one year	**168**	24
Total provision for employer's National Insurance on share option gains:		
At 1 July	**40**	42
Charged/(credited) to the income statement	**469**	(2)
At 30 June	**509**	40

The above provision is offset by an amount of £360,000 (2006: £24,000) receivable from employees as reimbursement of employer's National Insurance arising on share options issued on or after 6 April 1999 with a net charge to the income statement of £149,000 (2006: £16,000).

Company

The Company has no provisions for liabilities and charges.

20. SHARE CAPITAL

	2007 £'000	2006 £'000
Group and Company		
Authorised		
626,463,100 (2006: 492,663,100) ordinary shares of 1p each	**6,265**	4,927
5,000,000 (2006: 5,000,000) preference shares of £1 each	**5,000**	5,000
	11,265	9,927
Issued, allotted, called-up and fully paid		
446,315,606 (2006: 370,788,880) ordinary shares of 1p each	**4,463**	3,708
4,331,683 (2006: 4,331,683) preference shares of £1 each	**4,332**	4,332
	8,795	8,040

On 17 November 2006, the Company increased its authorised share capital by 27,100,000 ordinary shares of 1p to £10,197,631.

On 25 May 2007, the Company increased its authorised share capital by 106,700,000 ordinary shares of 1p to £11,264,631.

On 11 July 2005, the Company issued 48,381 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 18.75p per share being the mid-market closing price on the last trading day of the quarter (30 June 2005).

On 11 July 2005 Executive Directors and certain senior employees subscribed for 1,307,125 new ordinary shares of 1p each. The shares were issued at 18.25p per share.

On 5 October 2005, the Company issued 47,159 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 20.5p per share being the mid-market closing price on the last trading day of the quarter (30 September 2006).

On 5 December 2005, the Company issued 33,600,000 new ordinary shares of 1p each in a private placing at a price of 19.5p per share.

On 5 January 2006, the Company issued 61,289 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 19.375p per share being the mid-market closing price on the last trading day of the quarter (30 December 2006).

On 3 April 2006, the Company issued 45,120 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 20.5p per share being the mid-market closing price on the last trading day of the quarter (31 March 2006).

Between 5 October 2005 and 8 May 2006 the Company issued 2,932,489 new ordinary 1p shares on exercise of employee share options at an exercise price of 12.34p per share and the cash received was £361,869. The taxation benefit of the exercise of these options has increased the carried forward losses; see Note 16.

On 11 July 2006, the Company issued 57,498 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 16.25p per share being the mid-market closing price on the last trading day of the quarter (30 June 2006).

On 2 October 2006, the Company issued 41,527 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 22.5p per share being the mid-market closing price on the last trading day of the quarter (29 September 2006).

On 15 December 2006, the Company issued 73,970,000 new ordinary shares of 1p each in a private placing at a price of 35.5p per share.

On 3 January 2007, the Company issued 24,190 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 38.625p per share being the mid-market closing price on the last trading day of the quarter (29 December 2006).

On 2 April 2007, the Company issued 11,494 new ordinary shares of 1p each in lieu of fees payable to Non-Executive Directors at a price of 49.75p per share being the mid-market closing price on the last trading day of the quarter (30 March 2006).

Between 25 October 2006 and 1 May 2007, the Company issued 1,092,983 new ordinary 1p shares on exercise of employee share options at an exercise price of 12.34p per share and the cash received was £134,874. Between 23 April 2006 and 4 May 2007, the Company issued 244,020 new ordinary 1p shares on exercise of employee share options at an exercise price of 20.70p per share and the cash received was £50,512. Between 23 April 2006 and 2 May 2007, the Company issued 52,598 new ordinary 1p shares on exercise of employee share options at an exercise price of 26.34p per share and the cash received was £13,854. On 1 May 2007, the Company issued 32,416 new ordinary 1p shares on exercise of employee share options at an exercise price of 32.40p per share and the cash received was £10,503. The taxation benefit of the exercise of these options has increased the carried forward losses; see Note 16.

The zero coupon convertible redeemable preference shares of £1 each have the following principal terms attached:

- No rights to receive dividends or other distributions out of the profits of the Company;

- On winding up, the preference shareholders rank above ordinary shareholders in payment of a sum equal to the nominal capital paid up but have no rights to participate further in the assets of the Company;

- No rights to receive notice of or attend or vote at any general meeting of shareholders; and

- Redeemable at the option of the Company at any time at par.

No conversion or redemption has occurred.

21. POTENTIAL ISSUES OF ORDINARY SHARES

The Group issues CSOP options, Performance Awards and Matching Awards, as set out in the Report of the Board on remuneration and the tables below, to eligible employees following the issue of interim and preliminary year-end financial statements. Permanent employees are eligible to receive these awards at the discretion of the Remuneration Committee. The Group has a policy of issuing new shares, which are then listed on the London Stock Exchange, to satisfy share options.

CSOP options were granted during the year to certain employees other than Executive Directors and senior managers. The CSOP options granted in February 2007 may be exercised if the share price exceeds the exercise price by 33% for 30 consecutive days in the six months prior to the third anniversary of the date of grant; no retesting of the performance condition is allowed. The exercise price for CSOP options is the average mid-market closing price for the 3 days prior to the date of grant.

Performance Awards were granted in October 2006 and February 2007 to all eligible employees including the Executive Directors and senior managers. The performance conditions attaching to these awards are set out in the Report of the Board on remuneration.

All awards are granted for nil consideration and subject to individual annual limits. The total number of shares granted under the various Group incentive plans, excluding those granted on or before 16 December 1998 and lapsed and surrendered options, may not exceed 10% of the issued share capital in any ten-year period (44,632,000 1p ordinary shares as at 30 June 2007; 37,079,000 1p ordinary shares as at 30 June 2006).

CSOPS

Date of grant	Exercise price pence	Period when exercisable	Average remaining contractual life (yrs)	Number of shares 2007	2006
16.12.98	74.00	1998 – 2008	1.5	**832,012**	832,012
16.12.98	32.40	1999 – 2008	1.5	**10,804**	43,220
09.07.99	42.60	2002 – 2009	2.0	**648,321**	648,321
16.12.99	104.10	2002 – 2009	2.5	**43,220**	75,635
18.02.00	104.60	2003 – 2010	2.6	**87,627**	95,694
09.06.00	100.90	2003 – 2010	2.9	**378,069**	391,389
19.09.00	142.50	2003 – 2010	3.2	**104,215**	114,737
13.02.01	211.90	2004 – 2011	3.6	**79,507**	86,582
17.09.01	37.50	2004 – 2011	4.2	**602,738**	632,410
16.04.02	20.70	2005 – 2012	4.8	**1,652,864**	2,068,803
23.09.02	12.34	2005 – 2012	5.2	**2,178,061**	3,271,044
20.02.03	26.34	2006 – 2013	5.6	**929,964**	1,507,630
28.02.03	26.34	2006 – 2013	5.7	**12,949**	81,083
01.10.03	38.17	2006 – 2013	6.3	**1,081,199**	1,481,849
16.02.04	43.12	2007 – 2014	6.6	**1,584,031**	1,585,239
23.02.04	44.84	2007 – 2014	6.6	**1,505,352**	1,505,352
24.03.04	39.00	2007 – 2014	6.7	**165,598**	192,307
01.04.04	40.50	2007 – 2014	6.8	**135,802**	135,802
21.09.04	14.00	2007 – 2014	7.2	**1,630,496**	1,701,452
21.02.05	22.20	2008 – 2015	7.6	**3,967,178**	4,213,530
20.09.05	22.10	2008 – 2015	8.2	**545,350**	662,136
24.02.06	22.10	2009 – 2016	8.7	**274,295**	342,530
20.02.07	24.68	2010 – 2017	9.6	**391,420**	
				18,841,072	21,668,757

The above options are normally exercisable from the day following the third anniversary of grant, or following a change in control of the Company, and subject to certain conditions relating to share-price performance as set out in the Report of the Board on remuneration – Performance conditions.

EIP PERFORMANCE AWARDS

Date of grant	Exercise price pence	Period when exercisable	Average remaining contractual life (yrs)	Number of shares 2007	2006
20.09.05	1.00	2008 – 2011	4.2	**1,591,762**	1,780,219
24.02.06	1.00	2008 – 2011	4.7	**2,142,024**	2,439,875
07.06.06	1.00	2009 – 2012	4.9	**489,208**	489,208
19.10.06	1.00	2009 – 2012	5.3	**4,040,058**	
20.02.07	1.00	2010 – 2013	5.6	**2,115,324**	
				10,378, 376	4,709,302

EIP MATCHING AWARDS

Date of grant	Exercise price pence	Period when exercisable	Average remaining contractual life (yrs)	Number of shares 2007	2006
08.07.05	1.00	2008 – 2011	4.0	**1,160,094**	1,297,299

A summary of the scheme rules for the Performance Awards and Matching Awards is given in the Report of the Board on Remuneration – Longer term incentives

Options over 1,422,017 shares were exercised during the year. The weighted average exercise price was 14.75p and the weighted average share price at the time of exercise was 50p. No EIP Performance or Matching Awards were exercised during the year. The total cash received from the exercise of share options was £210,000 (2006: £362,000). The actual tax benefit realised for the tax deductions from option exercise of the share-based payment arrangements totalled £149,000 for the year ended 30 June 2007 (2006: £75,000).

The weighted average exercise prices over the year were as follows:

CSOPS

	2007 Number	2007 Weighted average exercise price (p)	2006 Number	2006 Weighted average exercise price (p)
Number of options outstanding at 1 July	**21,668,757**	**31.22**	27,189,189	29.76
- granted	**410,208**	**45.50**	1,181,439	22.10
- forfeited	**(1,815,876)**	**31.20**	(3,634,353)	27.54
- surrendered	**–**	**–**	(135,029)	167.51
- exercised	**(1,422,017)**	**14.75**	(2,932,489)	12.34
Outstanding at 30 June	**18,841,072**	**32.77**	21,668,757	31.22
Exercisable at 30 June	**6,867,713**	**28.84**	4,870,232	28.51

EIP AWARDS

	2007 Number	2007 Weighted average exercise price (p)	2006 Number	2006 Weighted average exercise price (p)
Number of awards outstanding at 1 July	**6,006,601**	**1.00**	–	–
- granted	**6,366,655**	**1.00**	6,289,297	1.00
- forfeited	**(834,786)**	**1.00**	(282,696)	1.00
Outstanding at 30 June	**11,538,470**	**1.00**	6,006,601	1.00
Exercisable at 30 June	**–**	**–**	–	–

The weighted average remaining contractual life of these options is 5.6 years (2006: 6.6 years).

22. SHARE-BASED PAYMENTS

The Group operates a number of share-based incentive schemes as detailed in Note 21 above. The fair value per award granted and the assumptions used in the calculations are as follows:

Date of grant	Type of award (see Note 21 for terms)	Number of awards	Exercise price (p)	Share price at grant date (p)	Fair value per award (p)	Expected volatility	Award life	Risk free rate
20.02.03	CSOP	1,612,994	26.340	25.40	18.92	111%	4.25	3.8%
28 02.03	CSOP	81,083	26.340	24.41	17.58	106%	4.25	3.8%
01.10.03	CSOP	1,682,104	38.170	36.99	17.72	61%	4.25	4.4%
16.02.04	CSOP	1,917,134	43.125	43.25	18.15	50%	4.25	4.6%
23.02.04	CSOP	752,676	44.840	43.75	18.50	52%	4.25	4.7%
23.02.04	CSOP	752,676	44.840	43.75	16.10	52%	4.25	4.7%
24.03.04	CSOP	192,307	39.000	39.75	16.36	49%	4.25	4.6%
01.04.04	CSOP	135,802	40.500	40.50	15.94	47%	4.25	4.7%
21.09.04	CSOP	2,257,681	14.000	13.50	8.95	93%	4.25	4.8%
21.02.05	CSOP	5,222,536	22.200	22.00	11.75	68%	4.25	4.7%
08.07.05	EIP Matching	1,336,038	1.000	18.50	11.17	44%	3.00	4.2%
20.09.05	CSOP	759,791	22.100	22.25	6.45	35%	4.25	4.3%
20.09.05	EIP Performance	1,890,880	1.000	22.25	14.38	35%	3.00	4.0%
24.02.06	CSOP	421,648	22.100	22.44	5.08	26%	4.25	4.2%
24.02.06	EIP Performance	2,573,171	1.000	22.44	14.50	26%	3.00	4.3%
07.06.06	EIP Performance	489,208	1.000	16.25	9.70	56%	3.00	4.7%
19.10.06	EIP Performance	2,775,395	1.000	26.75	22.18	92%	3.00	5.0%
19.10.06	EIP Performance	1,416,674	1.000	26.75	22.18	92%	3.00	5.0%
20.02.07	CSOP	410,208	45.500	49.75	24.68	62%	3.00	5.3%
20.02.07	EIP Performance	2,174,586	1.000	49.75	38.60	62%	3.00	5.3%

A description of the key assumptions used in calculating the share-based payments follows:

1. The Monte Carlo valuation methodology was used.

2. Performance conditions have been incorporated into the Monte Carlo model in arriving at the fair value.

3. The expected volatility is based on historical volatility over a period of time prior to grant commensurate with the expected term of each award (or period since flotation if shorter) with more weight being placed on more recent share-price movements.

4. Expected dividend yield is nil.

5. The risk-free rate is equal to the prevailing UK Gilts rate at grant date, which is commensurate with the expected term.

6. The charge is spread over the expected vesting period on a straight-line basis.

7. In order to calculate the estimated leavers at the year ended 30 June 2005 for the CSOPs and EIP Performance Awards a figure of 15% pro rata for the unexpired period after 1 January 2005 was used. In the year ended 30 June 2006 CSOPs and EIP Performance Awards that had completed the three-year vesting period, or were within 3 months of their three-year vesting period, were charged based on the number of awards that could still vest. Given the higher number of leavers than anticipated, the remaining CSOPs and EIP Performance Awards were adjusted to a figure of 20% pro-rated for the unexpired period after 1 January 2005. For the EIP Matching Awards granted in July 2005 the estimated leaver rate was assumed at 30%. This is higher than the CSOPs and EIP Performance Awards as these awards can lapse if a holder leaves employment but also if the holder remains in employment but sells their Invested Shares. In the year ended 30 June 2007, the leaver rate remained at 20% for all CSOPs and Performance Awards and 30% for Matching Awards.

The total charge for the year relating to employee share-based payment plans was £893,000 (£564,000 was charged to research and development costs and £329,000 was charged to administrative costs) (2006: £675,000 (£398,000 was charged to research and development costs and £277,000 was charged to administrative costs)), all of which related to the above equity-based transactions.

Details of shares issued to Non-Executive Directors in lieu of fees are shown in Note 20.

23. SHARE PREMIUM

	2007 £'000	2006 £'000
Group and Company		
At 1 July	**76,221**	69,647
Issue of shares	**25,748**	6,811
Expenses of share issues	**(1,518)**	(237)
At 30 June	**100,451**	76,221

24. OTHER RESERVES

	Other reserve retranslation £'000	Merger reserve £'000	Total £'000
Group			
At 1 July 2005	724	19,595	20,319
Foreign exchange adjustments on consolidation	(110)	–	(110)
At 30 June 2006	**614**	**19,595**	**20,209**
At 1 July 2006	614	19,595	20,209
Foreign exchange adjustments on consolidation	(1,638)	–	(1,638)
At 30 June 2007	**(1,024)**	**19,595**	**18,571**

The merger reserve at 1 July 2006 and 30 June 2007 represents the reserve arising on the acquisition of Antisoma Research Limited accounted for as a Group reconstruction.

	Merger reserve
Company	
At 30 June 2005, 30 June 2006 and 30 June 2007	**45,234**

25. PROFIT AND LOSS ACCOUNT

	2007 £'000	2006 £'000
Group		
At 1 July	**(72,681)**	(56,484)
Loss for the year	**(9,750)**	(16,872)
Share options: value of employee services	**893**	675
At 30 June	**(81,538)**	(72,681)
Company		
At 1 July	**4,424**	3,350
Profit for the year	**404**	399
Share options: value of employee services	**893**	675
At 30 June	**5,721**	4,424

26. SHAREHOLDERS' FUNDS AND RECONCILIATION OF EQUITY

	Share capital £'000	Share premium £'000	Other reserve: retranslation £'000	Other reserve: merger £'000	Profit and loss account £'000	Total £'000
Group						
At 1 July 2005	7,659	69,647	724	19,595	(56,484)	41,141
Loss for the year	–	–	–	–	(16,872)	(16,872)
New share capital issued	381	6,811	–	–	–	7,192
Expenses on share issue taken to share premium	–	(237)	–	–	–	(237)
Share options: value of employee services	–	–	–	–	675	675
Foreign exchange adjustments on consolidation	–	–	(110)	–	–	(110)
At 30 June 2006	**8,040**	**76,221**	**614**	**19,595**	**(72,681)**	**31,789**
At 1 July 2006	8,040	76,221	614	19,595	(72,681)	31,789
Loss for the year	–	–	–	–	(9,750)	(9,750)
New share capital issued	755	25,748	–	–	–	26,503
Expenses on share issue taken to share premium	–	(1,518)	–	–	–	(1,518)
Share options: value of employee services	–	–	–	–	893	893
Foreign exchange adjustments on consolidation	–	–	(1,638)	–	–	(1,638)
At 30 June 2007	**8,795**	**100,451**	**(1,024)**	**19,595**	**(81,538)**	**46,279**
Company						
At 1 July 2005	7,659	69,647	–	45,234	3,350	125,890
Profit for the year	–	–	–	–	399	399
New share capital issued	381	6,811	–	–	–	7,192
Expenses on share issue taken to share premium	–	(237)	–	–	–	(237)
Share-based payment charge to subsidiary	–	–	–	–	675	675
At 30 June 2006	**8,040**	**76,221**	**–**	**45,234**	**4,424**	**133,919**
At 1 July 2006	8,040	76,221	–	45,234	4,424	133,919
Profit for the year	–	–	–	–	404	404
New share capital issued	755	25,748	–	–	–	26,503
Expenses on share issue taken to share premium	–	(1,518)	–	–	–	(1,518)
Share-based payment charge to subsidiary	–	–	–	–	893	893
At 30 June 2007	**8,795**	**100,451**	**–**	**45,234**	**5,721**	**160,201**

27. CAPITAL COMMITMENTS

The Group and Company had no capital expenditure contracted for but not provided in the financial statements at 30 June 2007 (2006: £nil).

28. FINANCIAL COMMITMENTS AND CONTINGENCIES

At 30 June 2007, the Group had total commitments under non-cancellable operating leases as follows:

	Land and buildings 2007 £'000	**Other 2007 £'000**	Land and buildings 2006 £'000	Other 2006 £'000
Commitments under non-cancellable operating leases expiring				
Within one year	**480**	**8**	396	7
Between one and two years	**413**	**6**	279	6
Between two and three years	**262**	–	262	6
Between three and four years	**131**	–	262	–
Between four and five years	–	–	131	–
After five years	–	–	–	–
	1,286	**14**	1,330	19

The Group leases offices and laboratories under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases video conferencing equipment and copier/fax machines under non-cancellable operating lease agreements.

Under the Novartis agreement, Antisoma could receive a milestone payment of USD $25 million on commencement of the phase III non-small cell lung cancer clinical trial. This is expected to occur in early 2008. On receipt of this amount a 5% sublicence fee will be payable to a third party. We also have contractual arrangements with our collaborators under which milestone payments are payable by us upon achievement of certain milestones and upon launch. Under these arrangements, we would also pay royalties to the collaborators on sales of relevant products.

At 30 June 2007, the Company had total commitments under non-cancellable operating leases as follows:

	Land and buildings 2007 £'000	Land and buildings 2006 £'000
Commitments under non-cancellable operating leases expiring		
Within one year	**262**	262
Between one and two years	**262**	262
Between two and three years	**262**	262
Between three and four years	**131**	262
Between four and five years	–	131
After five years	–	–
	917	1,179

29. RELATED PARTY DISCLOSURES

During the two years ended 30 June 2007 the Directors of the Company subscribed for new ordinary shares of 1p each as follows:

Director	Number of shares subscribed	Price per share (p)	Date
Barry Price	14,000	18.750	08.07.05
Grahame Cook	19,333	18.750	08.07.05
Michael Pappas	15,048	18.750	08.07.05
Glyn Edwards	337,835	18.750	08.07.05
Raymond Spencer	128,143	18.750	08.07.05
Ursula Ney	195,391	18.750	08.07.05
Barry Price	12,804	20.500	04.10.05
Grahame Cook	17,682	20.500	04.10.05
Michael Pappas	13,719	20.500	04.10.05
Dale Boden	2,954	20.500	04.10.05
Barry Price	13,548	19.375	06.01.06
Grahame Cook	18,709	19.375	06.01.06
Michael Pappas	14,516	19.375	06.01.06
Dale Boden	14,516	19.375	06.01.06
Grahame Cook	17,682	20.500	03.04.06
Michael Pappas	13,719	20.500	03.04.06
Dale Boden	13,719	20.500	03.04.06
Grahame Cook	22,307	16.250	11.07.06
Michael Pappas	17,307	16.250	11.07.06
Dale Boden	17,884	16.250	11.07.06
Grahame Cook	16,111	22.500	02.10.06
Michael Pappas	12,500	22.500	02.10.06
Dale Boden	12,916	22.500	02.10.06
Grahame Cook	9,385	38.625	03.01.07
Michael Pappas	7,281	38.625	03.01.07
Dale Boden	7,524	38.625	03.01.07
Michael Pappas	5,653	49.750	04.04.07
Dale Boden	5,841	49.750	04.04.07

SUBSEQUENT SHARE PURCHASES

The Directors of the Company purchased new ordinary shares of 1p each, having elected to take a part of their fees in newly issued shares of the Company, as follows:

Director	Number of shares subscribed	Price per share (p)	Date
Michael Pappas	8,571	43.750	04.07.07
Dale Boden	10,000	43.750	04.07.07

TRANSACTIONS WITH KUDOS INDEPENDENT FINANCIAL SERVICES LIMITED

Kudos Independent Financial Services Limited ('KIFS') is a related party because Michael Pappas is a Director of the Company and of KIFS. KIFS advises the Company in relation to pensions, permanent health insurance and life assurance and derives its income by way of commission from the suppliers of these products. No income is derived directly from the Company.

TRANSACTIONS WITH LEVENTIS HOLDING SA

Leventis Holding SA ('LH') is a related party as it was a substantial shareholder in Antisoma plc during the year under review. Michael Pappas is the representative of LH on the Board of Antisoma plc.

The offices of Antisoma Research Limited are located at West Africa House, Ealing, UK. These offices are sub-leased from Leventis Overseas Limited (a subsidiary of LH). Rent has been charged on the space sub-leased by Antisoma Research Limited at the rate of £201,000 (2006: £201,000) per annum, with an additional annual service charge of £14,000 (2006: £14,000). The amount outstanding at the year-end was £74,000 (2006: £74,000).

COMPANY

Under IFRS transactions between the Company and the rest of the Group must be disclosed. The Company entered into the following transactions during the year with the rest of the Group:

	2007 £'000	2006 £'000
Company		
Inter-company receivable		
At 1 July	**84,913**	77,672
Additional amounts advanced	**25,444**	7,241
At 30 June	**110,357**	84,913

The Company has issued share options to employees of subsidiary undertakings and the capital contributions in respect of these transactions are shown in Note 13.

The Company provides financing to its operating subsidiaries. Details of intercompany loans can be found in Note 14.

Key Management compensation is disclosed in Note 4.

The Directors consider that there is no ultimate controlling party of the Company.

30. POST-EMPLOYMENT BENEFITS

The Group operates a defined contribution Group personal pension scheme for employees and Executive Directors. The total pension cost for the Group was £342,000 (2006: £328,000). The outstanding pension contributions as at 30 June 2007 were £40,000 (2006: £27,000).



ANTISOMA

Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
www.antisoma.com

Company registered number 03248123

END